40-33

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

811-21407
Nuveen Diversified dividend & Income
Branch 18

August 20, 2010

Stacy H. Winick
D 202.778.9252
F 202.778.9100
stacy.winick@klgates.com

SEC Mail Processing Section
AUG 20 2010
Washington, DC
122

RECEIVED
AUG 23 2010
The Division of Investment Management

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Filings Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of the registered investment companies, entities and individuals named as defendants below, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, please find a copy of the complaint filed in the Circuit Court of Cook County, County Department, Chancery Division in a matter captioned:

> Martin Safier and Leroy Smith, Derivatively on Behalf of Nominal Defendant Nuveen Diversified Dividend and Income Fund, Roy Curbow, Derivatively on Behalf of Nominal Defendant Nuveen Dividend Advantage Municipal Fund, Annaise Phelan, Derivatively on Behalf of Nominal Defendant Nuveen Dividend Advantage Municipal Fund 2, Gene Turban, Roy Curbow, Richard Groleau and Louis Steger, Derivatively on Behalf of Nominal Defendant Nuveen Dividend Advantage Municipal Fund 3, Roy Curbow, Derivatively on Behalf of Nominal Defendant Nuveen Insured California Tax-Free Advantage Municipal Fund, Dennis Grant, Derivatively on Behalf of Nominal Defendant Nuveen Insured Dividend Advantage Municipal Fund, Roy Curbow, Derivatively on Behalf of Nominal Defendant Nuveen Insured Quality Municipal Fund, Inc., Roy Curbow, Derivatively on Behalf of Nominal Defendant Nuveen Insured Tax-Free Advantage Municipal Fund, Richard L. Meyer and Gene Turban, Derivatively on Behalf of Nominal Defendant Nuveen Investment Quality Municipal Fund, Inc., Jerome Irwin, Ronald Morello, Ernest Mehling and Doris Tilmont, Derivatively on Behalf of Nominal Defendant Nuveen Multi-Strategy Income and Growth Fund, Jerome Irwin, Ernest Mehling, Marilyn Morrison, Doris Tilmont and John Johnson, Derivatively on Behalf of Nominal Defendant Nuveen Multi-Strategy Income and Growth Fund 2, Martin Safier and Kenneth Hale, Derivatively on Behalf of Nominal Defendant Nuveen Municipal High Income Opportunity Fund, Kenneth Hale, Derivatively on Behalf of Nominal Defendant Nuveen New York Performance Plus Municipal Fund, Inc., Donald

D-1175227 v1

10000594

Rensch, Derivatively on Behalf of Nominal Defendant Nuveen Premium Income Municipal Fund, Inc., Donald G. Kratcha, Derivatively on Behalf of Nominal Defendant Nuveen Premium Income Municipal Fund 2, Inc., Frederick Thompson, Kenneth Fogarty and Bob Oury, Derivatively on Behalf of Nominal Defendant Nuveen Quality Preferred Income Fund, Kenneth Fogarty and Joseph Furr, Derivatively on Behalf of Nominal Defendant Nuveen Quality Preferred Income Fund 2, John Johnson, Derivatively on Behalf of Nominal Defendant Nuveen Quality Preferred Income Fund 3, John Biesmann, Derivatively on Behalf of Nominal Defendant Nuveen Real Estate Income Fund and Patricia Roberts, Derivatively on Behalf of Nominal Defendant Nuveen Tax-Advantaged Floating Rate Fund,

Plaintiffs,

v.

Nuveen Asset Managaement, John P. Amboian, Gifford R. Zimmerman, Walter M. Kelly, Stephen D. Foy, Kevin J. McCarthy, Michael T. Atkinson, Larry W. Martin, Christopher M. Rohrbacher, James F. Ruane, Mark L. Winget, William Adams IV, Mark J.P. Anson, Cedric H. Antosiewicz, Nizida Arriaga, Margo L. Cook, Lorna C. Ferguson, Scott S. Grace, William T. Huffman, David J. Lamb, Tina M. Lazar, John V. Miller, Gregory Mino, Thomas Spalding, Paul Brennan, Scott R. Romans, Cathryn Steeves, Peter H. D'Arrigo, William M. Fitzgerald, Julia L. Antonatos, Timothy R. Schwertfeger, Nuveen Investments, Inc. and Madison Dearborn Partners, LLC,

Defendants,

and

Nuveen Diversified Dividend and Income Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen Dividend Advantage Municipal Fund 2, Nuveen Dividend Advantage Municipal Fund 3, Nuveen Insured California Tax-Free Advantage Municipal Fund, Nuveen Insured Dividend Advantage Municipal Fund, Nuveen Insured Quality Municipal Fund, Inc., Nuveen Insured Tax-Free Advantage Municipal Fund, Nuveen Investment Quality Municipal Fund, Inc., Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Municipal High Income Opportunity Fund, Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Premium Income Municipal Fund, Inc,. Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred

K&L|GATES

Income Fund 3, Nuveen Real Estate Income Fund, and Nuveen Tax-Advantaged Floating Rate Fund,

Nominal Defendants.

Please contact the undersigned at (202) 778-9252 if you have any questions regarding the filing.

Very truly yours,

Stacy H. Winick

Enclosures

cc: Gifford R. Zimmerman (w/encls.)

Attorney Code 34944

IN THE CIRCUIT COURT OF COOK COUNTY
COUNTY DEPARTMENT, CHANCERY DIVISION

MARTIN SAFIER and LEROY SMITH, Derivatively on Behalf of Nominal Defendant NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND, ROY CURBOW, Derivatively on Behalf of Nominal Defendant NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND, ANNAISE PHELAN, Derivatively on Behalf of Nominal Defendant NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 2, GENE TURBAN, ROY CURBOW, RICHARD GROLEAU and LOUIS STEGER, Derivatively on Behalf of Nominal Defendant NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3, ROY CURBOW, Derivatively on Behalf of Nominal Defendant NUVEEN INSURED CALIFORNIA TAX-FREE ADVANTAGE MUNICIPAL FUND, DENNIS GRANT, Derivatively on Behalf of Nominal Defendant NUVEEN INSURED DIVIDEND ADVANTAGE MUNICIPAL FUND, ROY CURBOW, Derivatively on Behalf of Nominal Defendant NUVEEN INSURED QUALITY MUNICIPAL FUND, INC., ROY CURBOW, Derivatively on Behalf of Nominal Defendant NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND, RICHARD L. MEYER and GENE TURBAN, Derivatively on Behalf of Nominal Defendant NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC., JEROME IRWIN, RONALD MORELLO, ERNEST MEHLING and DORIS TILMONT, Derivatively on Behalf of Nominal Defendant NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND, JEROME IRWIN, ERNEST MEHLING, MARILYN MORRISON, DORIS TILMONT and JOHN JOHNSON, Derivatively on Behalf of Nominal Defendant NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND 2, MARTIN SAFIER and KENNETH HALE, Derivatively on Behalf of Nominal Defendant NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, KENNETH HALE, Derivatively on Behalf of Nominal Defendant	10CH32166 Case No. __________ **JURY TRIAL DEMANDED** FILED CH-2102 JUL 27 2010 DOROTHY BROWN CLERK OF THE CIRCUIT COURT OF COOK COUNTY, IL

NUVEEN NEW YORK PERFORMANCE PLUS MUNICIPAL FUND, INC., DONALD RENSCH, Derivatively on Behalf of Nominal Defendant NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC., DONALD G. KRATCHA, Derivatively on Behalf of Nominal Defendant NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC., FREDERICK THOMPSON, KENNETH FOGARTY and BOB OURY, Derivatively on Behalf of Nominal Defendant NUVEEN QUALITY PREFERRED INCOME FUND, KENNETH FOGARTY and JOSEPH FURR, Derivatively on Behalf of Nominal Defendant NUVEEN QUALITY PREFERRED INCOME FUND 2, JOHN JOHNSON, Derivatively on Behalf of Nominal Defendant NUVEEN QUALITY PREFERRED INCOME FUND 3, JOHN BIESMANN, Derivatively on Behalf of Nominal Defendant NUVEEN REAL ESTATE INCOME FUND and PATRICIA ROBERTS, Derivatively on Behalf of Nominal Defendant NUVEEN TAX-ADVANTAGED FLOATING RATE FUND,

Plaintiffs,

v.

NUVEEN ASSET MANAGEMENT, JOHN P. AMBOIAN, GIFFORD R. ZIMMERMAN, WALTER M. KELLY, STEPHEN D. FOY, KEVIN J. MCCARTHY, MICHAEL T. ATKINSON, LARRY W. MARTIN, CHRISTOPHER M. ROHRBACHER, JAMES F. RUANE, MARK L. WINGET, WILLIAM ADAMS IV, MARK J.P. ANSON, CEDRIC H. ANTOSIEWICZ, NIZIDA ARRIAGA, MARGO L. COOK, LORNA C. FERGUSON, SCOTT S. GRACE, WILLIAM T. HUFFMAN, DAVID J. LAMB, TINA M. LAZAR, JOHN V. MILLER, GREGORY MINO, THOMAS SPALDING, PAUL BRENNAN, SCOTT R. ROMANS, CATHRYN STEEVES, PETER H. D'ARRIGO, WILLIAM M. FITZGERALD, JULIA L. ANTONATOS, TIMOTHY R. SCHWERTFEGER, NUVEEN INVESTMENTS, INC. and MADISON DEARBORN PARTNERS, LLC,

Defendants,

and

NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3, NUVEEN INSURED CALIFORNIA TAX-FREE ADVANTAGE MUNICIPAL FUND, NUVEEN INSURED DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN INSURED QUALITY MUNICIPAL FUND, INC., NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND, NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC., NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND, NUVEEN MULTI-STRATEGY INCOME AND GROWTH FUND 2, NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, NUVEEN NEW YORK PERFORMANCE PLUS MUNICIPAL FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC., NUVEEN QUALITY PREFERRED INCOME FUND , NUVEEN QUALITY PREFERRED INCOME FUND 2, NUVEEN QUALITY PREFERRED INCOME FUND 3, NUVEEN REAL ESTATE INCOME FUND, and NUVEEN TAX-ADVANTAGED FLOATING RATE FUND,

Nominal Defendants.

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiffs Martin Safier, LeRoy Smith, Louis Steger, Roy Curbow, Annaise Phelan, Gene Turban, Richard Groleau, Dennis Grant, Richard L. Meyer, Jerome Irwin, Ronald Morello, Ernest Mehling, Doris Tilmont, Marilyn Morrison, John Johnson, Kenneth Hale, Donald Rensch, Donald G. Kratcha, Frederick Thompson, Kenneth Fogarty, Bob Oury, Joseph Furr, John Biesmann and Patricia Roberts ("Plaintiffs"), by their undersigned attorneys, bring this

Shareholder Derivative Complaint on behalf of nominal defendants Nuveen Diversified Dividend and Income Fund ("Diversified Dividend and Income Fund"), Nuveen Dividend Advantage Municipal Fund ("Dividend Advantage Municipal Fund"), Nuveen Dividend Advantage Municipal Fund 2 ("Dividend Advantage Municipal Fund 2"), Nuveen Dividend Advantage Municipal Fund 3 ("Dividend Advantage Municipal Fund 3"), Nuveen Insured California Tax-Free Advantage Municipal Fund ("Insured California Tax-Free Advantage Municipal Fund"), Nuveen Insured Dividend Advantage Municipal Fund ("Insured Dividend Advantage Municipal Fund"), Nuveen Insured Quality Municipal Fund, Inc. ("Insured Quality Municipal Fund"), Nuveen Insured Tax-Free Advantage Municipal Fund ("Insured Tax-Free Advantage Municipal Fund"), Nuveen Investment Quality Municipal Fund, Inc. ("Investment Quality Municipal Fund"), Nuveen Multi-Strategy Income and Growth Fund ("Multi-Strategy Income and Growth Fund"), Nuveen Multi-Strategy Income and Growth Fund 2 ("Multi-Strategy Income and Growth Fund 2"), Nuveen Municipal High Income Opportunity Fund ("Municipal High Income Opportunity Fund"), Nuveen New York Performance Plus Municipal Fund, Inc. ("New York Performance Plus Municipal Fund"), Nuveen Premium Income Municipal Fund, Inc. ("Premium Income Municipal Fund"), Nuveen Premium Income Municipal Fund 2, Inc. ("Premium Income Municipal Fund 2"), Nuveen Quality Preferred Income Fund ("Quality Preferred Income Fund"), Nuveen Quality Preferred Income Fund 2 ("Quality Preferred Income Fund 2"), Nuveen Quality Preferred Income Fund 3 ("Quality Preferred Income Fund 3"), Nuveen Real Estate Income Fund ("Real Estate Income Fund") and Nuveen Tax-Advantaged Floating Rate Fund ("Tax-Advantaged Floating Rate Fund") (collectively, the "Funds") against the defendants named herein.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought for the benefit of nominal defendants the Funds against certain current and former trustees and executive officers of the Funds (the "Individual Defendants," as defined below), Nuveen Asset Management, the investment adviser to the Funds (the "Adviser" and collectively with the Individual Defendants, the "Defendants"), Nuveen Investments, Inc. ("Nuveen"), the parent company of the Adviser, and Madison Dearborn Partners, LLC ("Madison Dearborn") to remedy the Defendants' breaches of fiduciary duties and aiding and abetting thereof.

2. The Individual Defendants, as trustees and executive officers of the Funds, and the Adviser, as the Funds' investment adviser, controlled the business affairs of the Funds and owed fiduciary duties to the Funds and the Funds' common shareholders.

3. These Defendants breached their fiduciary duties to the Funds and their common shareholders by causing the Funds to redeem Auction Rate Preferred Securities ("ARPS") (also referred to by the Trusts as FundPreferred shares or MuniPreferred shares) of the Funds at their liquidation value[1] when the secondary market valued the ARPS at a significant discount from their liquidation value. This redemption of the ARPS occurred at the expense of the Funds and their common shareholders.

4. The Funds have no obligation to redeem the ARPS at liquidation value. To the contrary, the prospectuses for the ARPS warned investors that holders of the ARPS had no right to have the ARPS redeemed or repurchased at their liquidation value (absent specified circumstances that have not occurred) and that the Funds were under no obligation to maintain the liquidity of the ARPS. Moreover, the prospectuses warned that the auctions could fail, and

---

[1] A preferred security's "liquidation value" represents the amount of capital that was contributed to the Fund by investors when the preferred shares were first offered to investors. The ARPS' liquidation values in this case are $25,000 per share. Accordingly, liquidation value is the equivalent of full value.

that in the event of such failure, the existing holders of ARPS could not sell their securities until the next *successful* auction.

5. Nonetheless, starting in April 2008, the Funds announced that they would commence redeeming the ARPS at their liquidation value. By redeeming the ARPS at what was (and still is) a significant premium to their market value, the Defendants favored the holders of the ARPS to the detriment of the Funds and their common shareholders. In addition, the Adviser and the Individual Defendants caused the Funds to waste their assets, thereby harming the Funds and their common shareholders.

6. To enable the Funds to replace the financial leverage provided by the ARPS, the Defendants caused the Funds to obtain financing through the use of various financial arrangements, including Tender Option Bonds ("TOBs"), Variable Rate Demand Preferred shares ("VRDPs"), MuniFund Term Preferred shares ("MTPs"), or alternative financing.

7. TOBs are a form of financing in which the Funds provide municipal securities from their portfolios as collateral for financing provided by a bank or broker-dealer. The use of TOBs further harmed the Funds and their common shareholders because the TOBs financing is on terms that are much less favorable to the Funds than the ARPS. In addition to having to pay higher interest rates and additional fees, the Funds were forced to provide higher grade collateral which paid less interest, and conversely had to sell lower grade bonds into a distressed market. Further, the long-term, if not permanent, leverage provided to the Funds through the ARPS could not be duplicated through the use of TOBs, where neither the amount nor duration of the leverage is controlled by the Funds. Indeed, unlike the ARPS, which had durations of at least 30 to 40 years, and often were perpetual and thus of infinite duration, TOBs have durations of, at most, a few years and often can be called by the lenders at any time on a few days' notice.

8. VRDPs, also known as "puttable preferred" stock, are a form of preferred shares which feature a put option. VRDPs are similar to ARPS in that they are expected to pay dividends at variable rates, and the VRDPs are exchanged through sell orders (which are filled to the extent there are bids). Unlike ARPS, however, the VRDPs' rates are set through "remarketings" run by one or more financial institutions acting as remarketing agents (rather than through auctions), and if there are more sell orders than there are bids, a third party (commonly referred to as a "liquidity provider") is obligated to purchase all VRDPs.

9. MTPs are a fixed rate form of preferred stock with a mandatory redemption period, usually five years, unless they are redeemed or repurchased earlier. MPTs are exchange-listed closed-end fund preferred shares that have a fixed dividend rate set at the time of issuance.

10. The Defendants' motive for redeeming the ARPS at their liquidation value was to preserve the business relationships between the holders of the ARPS, on one side, and the Adviser, the Adviser's parent companies – Nuveen and Madison Dearborn, and Nuveen and Madison Dearborn's broker-dealer subsidiary, Nuveen Investments, LLC ("Nuveen Investments") (collectively, the "Adviser and its affiliates") on the other. Upon information and belief, brokers whose clients held the Funds' ARPS threatened to no longer purchase other Nuveen investment vehicles if the ARPS were not redeemed at their liquidation value. Accordingly, redeeming the ARPS at their liquidation value gave the Adviser and its affiliates a direct benefit, to the detriment of the Funds and their common shareholders.

11. At the time the auction markets failed in 2008, the Adviser and its affiliates held large volumes of ARPS and other auction-rate securities on their balance sheets and had a strong incentive to make it appear as if the ARPS had retained their value. Ultimately, the Funds' redemption of the ARPS at their liquidation value enabled the Adviser and its affiliates to avoid

substantial writedowns of their own because sales of the ARPS at their fair market value would have required the Adviser and its affiliates to mark down the carrying value of ARPS and other auction rate securities on their own balance sheets to their fair market value.

12. Additionally, a significant portion of the Funds portfolio managers' discretionary compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would severely suffer if in the future brokers directed their clients' money elsewhere. In fact, according to the Funds' Shareholder Reports, two of the most important factors in determining the Funds' portfolio managers compensation are "the overall performance of Nuveen Investments, Inc. (the parent company of NAM)" and the portfolio managers' "contribution to the NAM's investment process."

13. As a result of the misconduct by the Individual Defendants and the Adviser and its affiliates, the Funds and their common shareholders sustained, and continue to sustain, substantial damages.

14. Plaintiffs make the allegations in this Complaint upon personal knowledge as to themselves and their acts, and upon information and belief as to all other matters, based upon the investigation of counsel.

JURISDICTION AND VENUE

15. Jurisdiction and venue are proper in this Court. A substantial part of the events alleged and complained of herein occurred in Illinois, and the Funds have their principal place of business in Cook County.

PARTIES

16. Plaintiffs Martin Safier and LeRoy Smith are holders of the common shares of the Nuveen Diversified Dividend and Income Fund (the "Diversified Dividend and Income Fund"),

were shareholders of the Diversified Dividend and Income Fund at the time of the wrongdoing alleged herein, and have been shareholders of the Diversified Dividend and Income Fund continuously since that time.

17. Plaintiff Roy Curbow is a holder of the common shares of the Dividend Advantage Municipal Fund, was a shareholder of the Dividend Advantage Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Dividend Advantage Municipal Fund continuously since that time.

18. Plaintiff Annaise Phelan is a holder of the common shares of the Dividend Advantage Municipal Fund 2, was a shareholder of the Dividend Advantage Municipal Fund 2 at the time of the wrongdoing alleged herein, and has been a shareholder of the Dividend Advantage Municipal Fund 2 continuously since that time.

19. Plaintiffs Gene Turban, Roy Curbow, Richard Groleau and Louis Steger are holders of the common shares of the Dividend Advantage Municipal Fund 3, were shareholders of the Dividend Advantage Municipal Fund 3 at the time of the wrongdoing alleged herein, and have been shareholders of the Dividend Advantage Municipal Fund 3 continuously since that time.

20. Plaintiff Roy Curbow is a holder of the common shares of the Insured California Tax-Free Advantage Municipal Fund, was a shareholder of the Insured California Tax-Free Advantage Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured California Tax-Free Advantage Municipal Fund continuously since that time.

21. Plaintiff Dennis Grant is a holder of the common shares of the Insured Dividend Advantage Municipal Fund, was a shareholder of the Insured Dividend Advantage Municipal

Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured Dividend Advantage Municipal Fund continuously since that time.

22. Plaintiff Roy Curbow is a holder of the common shares of the Insured Quality Municipal Fund, was a shareholder of the Insured Quality Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured Quality Municipal Fund continuously since that time.

23. Plaintiff Roy Curbow is a holder of the common shares of the Insured Tax-Free Advantage Municipal Fund, was a shareholder of the Insured Tax-Free Advantage Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured Tax-Free Advantage Municipal Fund continuously since that time.

24. Plaintiffs Richard L. Meyer and Gene Turban are holders of the common shares of the Investment Quality Municipal Fund, were shareholders of the Investment Quality Municipal Fund at the time of the wrongdoing alleged herein, and have been shareholders of the Investment Quality Municipal Fund continuously since that time.

25. Plaintiffs Jerome Irwin, Ronald Morello, Ernest Mehling and Doris Tilmont, are holders of the common shares of the Multi-Strategy Income and Growth Fund, were shareholders of the Multi-Strategy Income and Growth Fund at the time of the wrongdoing alleged herein, and have been shareholders of the Multi-Strategy Income and Growth Fund continuously since that time.

26. Plaintiffs Jerome Irwin, Ernest Mehling, Marilyn Morrison, Doris Tilmont and John Johnson are holders of the common shares of the Multi-Strategy Income and Growth Fund 2, were shareholders of the Multi-Strategy Income and Growth Fund 2 at the time of the

wrongdoing alleged herein, and have been shareholders of the Multi-Strategy Income and Growth Fund 2 continuously since that time.

27. Plaintiffs Martin Safier and Kenneth Hale are holders of the common shares of the Municipal High Income Opportunity Fund, were shareholders of the Municipal High Income Opportunity Fund at the time of the wrongdoing alleged herein, and has been shareholders of the Municipal High Income Opportunity Fund continuously since that time.

28. Plaintiff Kenneth Hale is a holder of the common shares of the New York Performance Plus Municipal Fund, was a shareholder of the New York Performance Plus Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the New York Performance Plus Municipal Fund continuously since that time.

29. Plaintiff Donald Rensch is a holder of the common shares of the Premium Income Municipal Fund, was a shareholder of the Premium Income Municipal Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Premium Income Municipal Fund continuously since that time.

30. Plaintiff Donald G. Kratcha is a holder of the common shares of the Premium Income Municipal Fund 2, was a shareholder of the Premium Income Municipal Fund 2 at the time of the wrongdoing alleged herein, and has been a shareholder of the Premium Income Municipal Fund 2 since that time.

31. Plaintiffs Frederick Thompson, Kenneth Fogarty and Bob Oury are holders of the common shares of the Quality Preferred Income Fund, were shareholders of the Quality Preferred Income Fund at the time of the wrongdoing alleged herein, and have been shareholders of the Quality Preferred Income Fund continuously since that time.

32. Plaintiffs Kenneth Fogarty and Joseph Furr are holders of the common shares of the Quality Preferred Income Fund 2, were shareholder of the Quality Preferred Income Fund 2 at the time of the wrongdoing alleged herein, and have been shareholders of the Quality Preferred Income Fund 2 continuously since that time.

33. Plaintiff John Johnson is a holder of the common shares of the Quality Preferred Income Fund 3, was a shareholder of the Quality Preferred Income Fund 3 at the time of the wrongdoing alleged herein, and has been a shareholder of the Quality Preferred Income Fund 3 continuously since that time.

34. Plaintiff John Biesmann is a holder of the common shares of the Real Estate Income Fund, was a shareholder of the Real Estate Income Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Real Estate Income Fund continuously since that time.

35. Plaintiff Patricia Roberts is a holder of the common shares of the Tax-Advantaged Floating Rate Fund, was a shareholder of the Tax-Advantaged Floating Rate Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Tax-Advantaged Floating Rate Fund continuously since that time.

36. Nominal Defendant Diversified Dividend and Income Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). According to public filings, the Diversified Dividend and Income Fund's investment objectives are high current income and total return, and invests primarily in U.S. and foreign dividend-paying common stocks. As more fully detailed in ¶ 126, the Diversified Dividend and Income Fund has redeemed $120,000,000 of its ARPS (which, according to its March 10, 2010 Certified

Shareholder Report, was 100% of the outstanding ARPS). The Diversified Dividend and Income Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

37. Nominal Defendant Dividend Advantage Municipal Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Dividend Advantage Municipal Fund seeks to provide current income exempt from regular federal income tax. As more fully detailed in ¶ 127, the Dividend Advantage Municipal Fund has redeemed $174,925,000 of ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $120,075,000 of ARPS outstanding (as of April 30, 2010). The Dividend Advantage Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

38. Nominal Defendant Dividend Advantage Municipal Fund 2, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Dividend Advantage Municipal Fund 2 seeks to provide current income exempt from federal income tax. As more fully detailed in ¶ 128, the Dividend Advantage Municipal Fund 2 has redeemed $222,000,000 of ARPS (which, according to its July 8, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Dividend Advantage Municipal Fund 2's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

39. Nominal Defendant Dividend Advantage Municipal Fund 3, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Dividend Advantage Municipal Fund 3 seeks to provide current income exempt from federal income tax. As more fully detailed in ¶ 129, the Dividend Advantage Municipal Fund 3 has redeemed $75,050,000 of ARPS to date,

and according to its January 8, 2010 Certified Shareholder Report has $236,950,000 million of ARPS outstanding (as of April 30, 2010). The Dividend Advantage Municipal Fund 3's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

40. Nominal Defendant Insured California Tax-Free Advantage Municipal Fund, a Massachusetts Business Trust, is registered as a non-diversified, closed- end management investment company under the 1940 Act. According to public filings, the Insured California Tax-Free Advantage Municipal Fund seeks to provide current income exempt from regular federal income tax and the alternative minimum tax applicable to individuals and California income tax. As more fully detailed in ¶ 130, the Insured California Tax-Free Advantage Municipal Fund has redeemed $45,000,000 of ARPS (which, according to its May 6, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Insured California Tax-Free Advantage Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

41. Nominal Defendant Insured Dividend Advantage Municipal Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Insured Dividend Advantage Municipal Fund seeks to provide current income exempt from federal income tax. As more fully detailed in ¶ 131, the Insured Dividend Advantage Municipal Fund has redeemed $141,050,000 of ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $91,950,000 of ARPS outstanding (as of April 30, 2010). The Insured Dividend Advantage Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

42. Nominal Defendant Insured Quality Municipal Fund, a Minnesota Corporation, is registered as a diversified, closed- end management investment company under the 1940 Act.

According to public filings, the Insured Quality Municipal Fund seeks to provide current income exempt from federal income tax. As more fully detailed in ¶ 132, the Insured Quality Municipal Fund has redeemed $78,800,000 of ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $239,200,000 of ARPS outstanding (as of April 30, 2010). The Insured Quality Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

43. Nominal Defendant Insured Tax-Free Advantage Municipal Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Insured Tax-Free Advantage Municipal Fund seeks to provide current income exempt from regular federal income tax and the alternative minimum tax applicable to individuals. As more fully detailed in ¶ 133, the Insured Tax-Free Advantage Municipal Fund has redeemed $105,625,000 of ARPS to date (including $2,250,000 in ARPS redeemed by the Nuveen Insured Florida Tax-Free Advantage Municipal Fund prior to its October 16, 2009 reorganization into the Insured Tax-Free Advantage Municipal Fund), and according to its July 8, 2010 Certified Shareholder Report has $67,375,000 of ARPS outstanding (as of April 30, 2010). The Insured Tax-Free Advantage Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

44. Nominal Defendant Investment Quality Municipal Fund, a Minnesota Corporation, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Investment Quality Municipal Fund seeks current income exempt from regular federal income tax. As more fully detailed in ¶ 134, the Investment Quality Municipal Fund has redeemed $90,300,000 of ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $210,700,000 of ARPS outstanding (as of April 30,

2010). The Investment Quality Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

45. Nominal Defendant Multi-Strategy Income and Growth Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Multi-Strategy Income and Growth Fund seeks high current income, with a secondary objective of total return. As more fully detailed in ¶ 135, the Multi-Strategy Income and Growth Fund has redeemed $708,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Multi-Strategy Income and Growth Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

46. Nominal Defendant Multi-Strategy Income and Growth Fund 2, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Multi-Strategy Income and Growth Fund 2 seeks high current income, with a secondary objective of total return. As more fully detailed in ¶ 136, the Multi-Strategy Income and Growth Fund 2 has redeemed $965,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Multi-Strategy Income and Growth Fund 2's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

47. Nominal Defendant Municipal High Income Opportunity Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Municipal High Income Opportunity Fund seeks to provide high current income exempt from regular federal income tax. As more fully detailed in ¶ 137, the Municipal High Income Opportunity Fund has redeemed $60,000,000 of

ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $95,000,000 of ARPS outstanding (as of April 30, 2010). The Municipal High Income Opportunity Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

48. Nominal Defendant New York Performance Plus Municipal Fund, a Minnesota Corporation, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the New York Performance Plus Municipal Fund seeks current income exempt from regular federal as well as New York State and New York City income tax. As more fully detailed in ¶ 138, the New York Performance Plus Municipal Fund has redeemed $124,300,000 of ARPS to date (which, according to its June 7, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The New York Performance Plus Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

49. Nominal Defendant Premium Income Municipal Fund, a Minnesota Corporation, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Premium Income Municipal Fund seeks current income exempt from federal income tax, consistent with the preservation of capital. As more fully detailed in ¶ 139, the Premium Income Municipal Fund has redeemed $124,350,000 of ARPS to date, and according to its July 8, 2010 Certified Shareholder Report has $400,650,000 of ARPS outstanding (as of April 30, 2010). The Premium Income Municipal Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

50. Nominal Defendant Premium Income Municipal Fund 2, a Minnesota Corporation, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Premium Income Municipal Fund 2 seeks current

income exempt from regular federal income tax. As more fully detailed in ¶ 140, the Premium Income Municipal Fund 2 has redeemed $108,475,000 of ARPS to date (including $22,100,000 in ARPS redeemed by the Nuveen Florida Quality Income Municipal Fund, and $17,050,000 in ARPS redeemed by the Nuveen Florida Investment Quality Municipal Fund, prior to their October 16, 2009 reorganization into the Premium Income Municipal Fund 2), and according to its July 8, 2010 Certified Shareholder Report has $487,525,000 of ARPS outstanding (as of April 30, 2010). The Premium Income Municipal Fund 2's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

51. Nominal Defendant Quality Preferred Income Fund, a Massachusetts Business Trust, is registered as a non-diversified, closed- end management investment company under the 1940 Act. According to public filings, the Quality Preferred Income Fund seeks high current income consistent with capital preservation. As more fully detailed in ¶ 141, the Quality Preferred Income Fund has redeemed $440,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Quality Preferred Income Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

52. Nominal Defendant Quality Preferred Income Fund 2, a Massachusetts Business Trust, is registered as a non-diversified, closed- end management investment company under the 1940 Act. According to public filings, the Quality Preferred Income Fund 2 seeks high current income consistent with capital preservation. As more fully detailed in ¶ 142, the Quality Preferred Income Fund 2 has redeemed $800,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Quality

Preferred Income Fund 2's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

53. Nominal Defendant Quality Preferred Income Fund 3, a Massachusetts Business Trust, is registered as a non-diversified, closed- end management investment company under the 1940 Act. According to public filings, the Quality Preferred Income Fund 3 seeks high current income consistent with capital preservation. As more fully detailed in ¶ 143, the Quality Preferred Income Fund 3 has redeemed $166,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Quality Preferred Income Fund 3's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

54. Nominal Defendant Real Estate Income Fund, a Massachusetts Business Trust, is registered as a non-diversified, closed- end management investment company under the 1940 Act. According to public filings, the Real Estate Income Fund seeks high current income and capital appreciation. As more fully detailed in ¶ 144, the Real Estate Income Fund has redeemed $222,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Report, was 100% of the outstanding ARPS). The Real Estate Income Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

55. Nominal Defendant Tax-Advantaged Floating Rate Fund, a Massachusetts Business Trust, is registered as a diversified, closed- end management investment company under the 1940 Act. According to public filings, the Tax-Advantaged Floating Rate Fund seeks to provide an attractive level of after-tax current income. As more fully detailed in ¶ 145, the Tax-Advantaged Floating Rate Fund has redeemed $78,000,000 of ARPS (which, according to its March 10, 2010 Certified Shareholder Semi-Annual Report, was 100% of the outstanding

ARPS). The Tax-Advantaged Floating Rate Fund's principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois.

56. Defendant Nuveen Asset Management ("NAM") was, at all relevant times, the investment adviser to the Funds. The Adviser provided investment research and recommended strategies and other portfolio management services in exchange for annual fees from the Funds, and had authority to execute transactions and select brokers for the Trust. The Adviser is, and was, the investment adviser for the Funds and all of the other funds in the Nuveen family of closed-end mutual funds. NAM is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen"), and maintains its offices at 333 West Wacker Drive, Chicago, Illinois.

57. Defendant John P. Amboian ("Amboian") has served as a Trustee of the Funds since June 30, 2008, and currently oversees 199 Nuveen Funds. Amboian has also served as the Chief Executive Officer ("CEO") (since July 2007) and Director (since 1999) of Nuveen, and the CEO of NAM and Nuveen Investments Advisors, Inc. ("NIA") since 2007. Amboian is an "interested trustee of the Funds" because of his position with Nuveen and certain of its subsidiaries, which are affiliates of the Funds.

58. Defendant Gifford R. Zimmerman ("Zimmerman") has served as the Chief Administrative Officer of the Funds since 1988, and currently oversees 199 Nuveen Funds. Zimmerman has also served as the Managing Director (since 2004) and Assistant Secretary (since 1994) of Nuveen; as the Managing Director, Assistant Secretary and Associate General Counsel of Nuveen Investments; as the Managing Director, Associate General Counsel and Assistant Secretary of NAM since 2002; and as a Vice President and Assistant Secretary of NIA since 2002.

59. Defendant Walter M. Kelly ("Kelly") has served as the Chief Compliance Officer and a Vice President of the Funds since 2003, and currently oversees 199 Nuveen Funds. Kelly has also served as a Vice President (since 2006) and Assistant Secretary (since 2008) of NAM, and as a Senior Vice President (since 2008), Vice President (from 2006 through 2008), and Assistant Vice President and Assistant General Counsel (from 2003 through 2006) of Nuveen Investments.

60. Defendant Stephen D. Foy ("Foy") has served as the Controller and a Vice President of the Funds since 1998, and currently oversees 199 Nuveen Funds. Foy has also served as a Vice President (since 1993) and the Funds Controller (since 1998) of Nuveen Investments, and as the Vice President (since 2005) of NAM.

61. Defendant Kevin J. McCarthy ("McCarthy") has served as the Secretary and a Vice President of the Funds since 2007, and currently oversees 199 Nuveen Funds. McCarthy has also served as the Managing Director (since 2008) and Vice President (2007-2008) of Nuveen Investments; the Managing Director (since 2008), Vice President and Assistant Secretary of NAM and Nuveen Investment Holdings, Inc.; and as a Vice President and Assistant Secretary of Nuveen Investment Advisers Inc. and Nuveen Investment Institutional Services Group LLC.

62. Defendant Michael T. Atkinson ("Atkinson") has served as an Assistant Secretary and Vice President of the Funds since 2000, and currently oversees 199 Nuveen Funds. Atkinson has also served as a Vice President of Nuveen Investments since 2002 and as a Vice President of NAM since 2005.

63. Defendant Larry W. Martin ("Martin") has served an Assistant Secretary and Vice President of the Funds since 1998, and currently oversees 199 Nuveen Funds. Martin has also

served as a Vice President and Assistant Secretary of Nuveen since 2005; as the Vice President (since 2005) and Assistant Secretary (since 1997) of NAM; as the Vice President and Assistant Secretary of NIA since 2002; and as the Vice President, Assistant Secretary and Assistant General Counsel of Nuveen Investments.

64. Defendant Christopher M. Rohrbacher ("Rohrbacher") has served an Assistant Secretary and Vice President of the Funds since 2008, and currently oversees 199 Nuveen Funds. Rohrbacher has also served as the Vice President and Assistant Secretary of NAM since 2008 and as a Vice President of Nuveen Investments since 2008.

65. Defendant James F. Ruane ("Ruane") has served an Assistant Secretary and Vice President of the Funds since 2007, and currently oversees 199 Nuveen Funds. Ruane has also served as a Vice President of Nuveen Investments since 2007.

66. Defendant Mark L. Winget ("Winget") has served an Assistant Secretary and Vice President of the Funds since 2008, and currently oversees 199 Nuveen Funds. Winget has also served as a Vice President and Assistant Secretary of NAM and a Vice President of Nuveen Investments since 2008.

67. Defendant William Adams IV ("Adams") has served as a Vice President of the Funds since 2007, and currently oversees 123 Nuveen Funds. Adams has also served as an Executive Vice President of Nuveen since 1999.

68. Defendant Mark J.P. Anson ("Anson") has served as a Vice President of the Funds since 2009, and currently oversees 199 Nuveen Funds. Anson has also served as the President and Executive Director of Nuveen since 2007 and as the President of Nuveen Investments Institutional Services Group LLC since 2007. Prior to joining Nuveen, Anson was

the Chief Investment Officer ("CIO") of The California Public Employees' Retirement System ("CalPERS"), the largest public pension fund in the United States, from 1999 through 2006.

69. Defendant Cedric H. Antosiewicz ("Antosiewicz") has served as a Vice President of the Funds since 2007, and currently oversees 123 Nuveen Funds. Antosiewicz has also served as the Managing Director of Nuveen Investments since 2004, and as a Vice President of Nuveen Investments from 1993 through 2004.

70. Defendant Nizida Arriaga ("Arriaga") has served as a Vice President of the Funds since 2009, and currently oversees 199 Nuveen Funds. Arriaga has also served as a Vice President of Nuveen Investments since 2007. Prior to joining Nuveen, Arriaga was a Portfolio Manager for Allstate Investments, LLC from 1996 through 2006.

71. Defendant Margo L. Cook ("Cook") has served as a Vice President of the Funds since 2009, and currently oversees 199 Nuveen Funds. Cook has also served as an Executive Vice President of Nuveen since October 2008. Prior to joining Nuveen, Cook was the Head of Institutional Asset Management of Bear Stearns Asset Management from 2007 through 2008, and the Head of Institutional Asset Management of Bank of New York Mellon from 1986 through 2007.

72. Defendant Lorna C. Ferguson ("Ferguson") has served as a Vice President of the Funds since 1998, and currently oversees 199 Nuveen Funds. Ferguson has also served as the Managing Director of Nuveen Investments since 2004 and the Managing Director of NAM since 2005.

73. Defendant Scott S. Grace ("Grace") has served as a Vice President and Treasurer of the Funds since 2009, and currently oversees 199 Nuveen Funds. Grace has also served as the Managing Director – Corporate Finance & Development, and as the Treasurer of Nuveen

Investments since September 2009. Prior to joining Nuveen, Grace was the Treasurer (from 2006 through 2009), Senior Vice President (from 2008 through 2009), and Vice President (from 2006 through 2008) of Janus Capital Group, Inc.

74. Defendant William T. Huffman ("Huffman") has served as a Vice President of certain of the Funds since 2009, and currently oversees 134 Nuveen Funds. Huffman has also served as the Chief Operating Officer – Municipal Fixed Income of NAM since 2008. Prior to joining Nuveen, Huffman was the Chairman, President and CEO of Northern Trust Global Advisors, Inc. from 2002 through 2007.

75. Defendant David J. Lamb ("Lamb") has served as a Vice President of the Funds since 2000, and currently oversees 199 Nuveen Funds. Lamb has also served as a Senior Vice President (since 2009) and Vice President (from 2000 through 2009) of Nuveen Investments, and as a Vice President of NAM since 2005.

76. Defendant Tina M. Lazar ("Lazar") has served as a Vice President of the Funds since 2002, and currently oversees 199 Nuveen Funds. Lazar has also served as a Senior Vice President of Nuveen Investments since 2009, as a Vice President of NAM since 2005, and as a Vice President of Nuveen Investments from 1999 through 2009.

77. Defendant John V. Miller ("Miller") has served as a Vice President of the Funds since 2007, and currently oversees 134 Nuveen Funds. Miller has also served as the CIO and Managing Director of Nuveen Asset Management since 2007, as the Managing Director of Nuveen Investments since 2007, and as a Vice President of NAM and Nuveen Investments between 2002 and 2007.

78. Defendant Gregory Mino ("Mino") has served as a Vice President of the Funds since 2009, and currently oversees 199 Nuveen Funds. Mino has also served as a Vice President

of Nuveen Investments since 2008. Prior to joining Nuveen, Mino was the Executive Director (from 2007 through 2008) and the Director (from 2004 through 2007) of UBS Global Asset Management, and as the Director (from 2003 through 2004) and a Vice President (from 2000 through 2003) of Merrill Lynch Investment Managers.

79. Defendant Thomas Spalding ("Spalding") has served as the Portfolio Manager of certain of the Funds since 1987, and currently manages investments for 12 Nuveen Funds. Spalding also serves as a Vice President and the Senior Investment Officer of Nuveen Investments, and has been affiliated with Nuveen since 1976.

80. Defendant Paul Brennan ("Brennan") has served as the Portfolio Manager of certain of the Funds since 1994, and currently manages investments for 14 Nuveen Funds. Brennan became a portfolio manager of Flagship Financial Inc. in 1994, and subsequently became an Assistant Vice President of NAM upon the acquisition of Flagship Resources Inc. by Nuveen in 1997. Brennan has also served as a Vice President of NAM since 2002.

81. Defendant Scott R. Romans ("Romans") has served as the Portfolio Manager of certain of the Funds since 2003, and currently manages investments for 30 Nuveen Funds. Romans has also served as a Vice President of NAM since 2004, and as an Assistant Vice President (from 2003 through 2004) and Senior Analyst (from 2000 through 2003) of NAM.

82. Defendant Cathryn Steeves ("Steeves") has served as the Portfolio Manager of certain of the Funds since 2006, and currently manages investments for 45 state-specific municipal bond funds. Steeves has been affiliated with Nuveen since 1996.

83. Defendant Peter H. D'Arrigo ("D'Arrigo") served as a Vice President of certain of the funds between 1999 and 2008, and oversaw 182 Nuveen Funds. D'Arrigo also served as a Vice President and Treasurer of Nuveen and Nuveen Investments LLC, as a Vice President and

Treasurer of NAM and Nuveen Investments Advisers Inc., and as a Vice President and Treasurer of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.

84. Defendant William M. Fitzgerald ("Fitzgerald") served as a Vice President of certain of the funds between 1995 and 2008, and oversaw 182 Nuveen Funds. Fitzgerald also served as the Managing Director of NAM, as the Managing Director of Nuveen Investments, as a Vice President of NIA, and as the Managing Director of Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp.

85. Defendant Julia L. Antonatos ("Antonatos") served as a Vice President of certain of the funds from 2004 through 2008, and oversaw 182 Nuveen Funds. Antonatos also served as the Managing Director and a Vice President of Nuveen Investments.

86. Defendant Timothy R. Schwertfeger ("Schwertfeger") was the Chairman of the Board of Trustees of the Funds between 1994 and June 30, 2008. Schwertfeger also served as a Director (from 1994 through 2007), Chairman (from 1996 through 2007), Non-Executive Chairman (from July 1, 2007 through November 12, 2007) and CEO (from 1996 through June 30, 2007) of Nuveen, NAM, and certain other subsidiaries of Nuveen.

87. The defendants identified in ¶¶ 57-86 are collectively referred to herein as the "Individual Defendants."

88. Defendant Nuveen Investments, Inc. ("Nuveen") is a Delaware corporation with its principal executive offices located at 333 West Wacker Drive, Chicago, Illinois. Nuveen is a self-described "leading global provider of investment services to institutions and high-net-worth individuals." Nuveen derives substantially all of its revenues from providing investment advisory fees and distributing managed account products, closed-end exchange-traded funds and open-end mutual funds. On June 19, 2007, Nuveen was taken private when a group of private

equity investors led by Madison Dearborn acquired all of the outstanding shares of Nuveen for approximately $5.8 billion in cash. According to Nuveen's Form 10-K, filed with the SEC on March 31, 2010, Madison Dearborn (or its affiliates) owns approximately 46 percent of Nuveen's stock, and Merrill Lynch (or its affiliates) owns approximately 32.5 percent of Nuveen's stock.

89. Defendant Madison Dearborn is an investment firm that invests in management buyouts and other private equity transactions. As noted above, in June 2007 Madison Dearborn led a group of private equity investors who acquired all of the outstanding shares of Nuveen in a $5.8 billion transaction, and owns (or controls) approximately 46 percent of Nuveen's stock. Madison Dearborn's principal executive offices are located at Three First National Plaza, Suite 4600, Chicago, Illinois.

DUTIES OF THE INDIVIDUAL DEFENDANTS AND THE ADVISER

90. By reason of their positions as officers or trustees or the investment adviser of the Funds and because of their ability to control the business affairs of the Funds, the Individual Defendants and the Adviser owed the Funds and their common shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to control and manage the Funds in a fair, just, honest, and equitable manner. The Defendants were required to act in furtherance of the best interests of the Funds and their common shareholders so as to benefit all common shareholders equally and not in furtherance of the Defendants' personal interest or benefit where doing so would harm the Funds or their common shareholders. In addition, the Defendants were required to maximize the value of the Funds for the benefit of the common shareholders and were not permitted to provide preferential treatment to holders of the ARPS to the detriment of the Funds and their common shareholders.

Each Individual Defendant and the Adviser owed the Funds and their common shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Funds and in the use and preservation of the Funds' property and assets, and the highest obligations of fair dealing.

91. To discharge their duties, the Individual Defendants and the Adviser were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Funds. By virtue of such duties, the Individual Defendants and the Adviser were required to, among other things: (i) exercise good faith in ensuring that the Funds were operated in a diligent, honest, and prudent manner and complied with all applicable federal and state laws, rules, regulations, and requirements, including acting only within the scope of their legal authority; and (ii) refrain from unduly benefiting themselves and other of the Funds' insiders at the expense of the Funds.

92. The Individual Defendants and the Adviser, because of their positions of control and authority as trustees or officers or the investment adviser of the Funds, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

FACTUAL ALLEGATIONS

93. Prior to redeeming the ARPS at issue in the case, according to the Diversified Dividend and Income Fund's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Diversified Dividend and Income Fund had $120,000,000 (liquidation value) of ARPS issued and outstanding.

94. Prior to redeeming the ARPS at issue in the case, according to the Dividend Advantage Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of

October 31, 2007 the Dividend Advantage Municipal Fund had $295,000,000 (liquidation value) of ARPS issued and outstanding.

95. Prior to redeeming the ARPS at issue in the case, according to the Dividend Advantage Municipal Fund 2's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Dividend Advantage Municipal Fund 2 had $222,000,000 (liquidation value) of ARPS issued and outstanding.

96. Prior to redeeming the ARPS at issue in the case, according to the Dividend Advantage Municipal Fund 3's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Dividend Advantage Municipal Fund 3 had $312,000,000 (liquidation value) of ARPS issued and outstanding.

97. Prior to redeeming the ARPS at issue in the case, according to the Insured California Tax-Free Advantage Municipal Fund's Shareholder Report, filed with the SEC on May 8, 2008, as of February 29, 2008 the Insured California Tax-Free Advantage Municipal Fund had $45,000,000 (liquidation value) of ARPS issued and outstanding.

98. Prior to redeeming the ARPS at issue in the case, according to the Insured Dividend Advantage Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Insured Dividend Advantage Municipal Fund had $233,000,000 (liquidation value) of ARPS issued and outstanding.

99. Prior to redeeming the ARPS at issue in the case, according to the Insured Quality Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Insured Quality Municipal Fund had $318,000,000 (liquidation value) of ARPS issued and outstanding.

100. Prior to redeeming the ARPS at issue in the case, according to the Insured Tax-Free Advantage Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Insured Tax-Free Advantage Municipal Fund had $144,000,000 (liquidation value) of ARPS issued and outstanding. The Insured Tax-Free Advantage Municipal Fund also issued an additional $26,750,000 (liquidation value) of ARPS to Nuveen Insured Florida Tax-Free Advantage Municipal Fund's ARPS holders on a 1:1 ratio when that fund was reorganized into the Insured Tax-Free Advantage Municipal Fund on October 16, 2009.

101. Prior to redeeming the ARPS at issue in the case, according to the Investment Quality Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Investment Quality Municipal Fund had $301,000,000 (liquidation value) of ARPS issued and outstanding.

102. Prior to redeeming the ARPS at issue in the case, according to the Multi-Strategy Income and Growth Fund's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Multi-Strategy Income and Growth Fund had $708,000,000 (liquidation value) of ARPS issued and outstanding.

103. Prior to redeeming the ARPS at issue in the case, according to the Multi-Strategy Income and Growth Fund 2's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Multi-Strategy Income and Growth Fund 2 had $965,000,000 (liquidation value) of ARPS issued and outstanding.

104. Prior to redeeming the ARPS at issue in the case, according to the Municipal High Income Opportunity Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of

October 31, 2007 the Municipal High Income Opportunity Fund had $155,000,000 (liquidation value) of ARPS issued and outstanding.

105. Prior to redeeming the ARPS at issue in the case, according to the New York Performance Plus Municipal Fund's Shareholder Report, filed with the SEC on June 6, 2008, as of March 31, 2008 the New York Performance Plus Municipal Fund had $124,300,000 (liquidation value) of ARPS issued and outstanding.

106. Prior to redeeming the ARPS at issue in the case, according to the Premium Income Municipal Fund's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Premium Income Municipal Fund had $525,000,000 (liquidation value) of ARPS issued and outstanding.

107. Prior to redeeming the ARPS at issue in the case, according to the Premium Income Municipal Fund 2's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Premium Income Municipal Fund 2 had $347,000,000 (liquidation value) of ARPS issued and outstanding. The Premium Income Municipal Fund 2 also issued an additional $94,900,000 (liquidation value) of ARPS to Nuveen Florida Quality Income Municipal Fund ARPS holders on a 1:1 ratio, and an additional $189,950,000 (liquidation value) of ARPS to Nuveen Florida Investment Quality Municipal Fund ARPS holders on a 1:1 ratio, when those funds were reorganized into the Premium Income Municipal Fund 2 on October 16, 2009.

108. Prior to redeeming the ARPS at issue in the case, according to the Quality Preferred Income Fund's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Quality Preferred Income Fund had $440,000,000 (liquidation value) of ARPS issued and outstanding.

109. Prior to redeeming the ARPS at issue in the case, according to the Quality Preferred Income Fund 2's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Quality Preferred Income Fund 2 had $800,000,000 (liquidation value) of ARPS issued and outstanding.

110. Prior to redeeming the ARPS at issue in the case, according to the Quality Preferred Income Fund 3's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Quality Preferred Income Fund 3 had $166,000,000 (liquidation value) of ARPS issued and outstanding.

111. Prior to redeeming the ARPS at issue in the case, according to the Real Estate Income Fund's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Real Estate Income Fund had $222,000,000 (liquidation value) of ARPS issued and outstanding.

112. Prior to redeeming the ARPS at issue in the case, according to the Tax-Advantaged Floating Rate Fund's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Tax-Advantaged Floating Rate Fund had $78,000,000 (liquidation value) of ARPS issued and outstanding.

113. The ARPS are preferred securities issued by the Funds in several series with a liquidation value of $25,000 per share, whose dividend rates are periodically reset through "Dutch" auctions, which are conducted at 7 or 28 day intervals, depending on the series of the ARPS.

114. In a successful Dutch auction, bidders offer to buy a specific number of shares at the lowest interest rate they would accept for purchasing those shares at their liquidation value. The auction is run by a broker/dealer, who ranks the incoming bids from the lowest to highest

minimum bid rate. Holders of ARPS have three options: (1) the holder may issue a Hold order, which means the holder would remove the shares from the auction regardless of the new interest rate; (2) the holder may issue a Bid or Hold at Rate order, which means the holder would sell his shares if an acceptable rate was met; or (3) the holder may issue a Sell order, which means the ARPS would be sold to a bidder regardless of the new interest rate, assuming the auction does not fail. The broker/dealer running the auction matches the bids and offers, and the periodic interest rate is then reset to the lowest bid rate at which all of the shares offered for sale can be sold at liquidation value.

115. In a failed auction there are insufficient bids to purchase all the shares offered by sellers. In the event of a failed auction, the prospectuses and terms of the ARPS provide for the interest rate to be reset to a preset maximum rate in order to compensate ARPS holders who were not able to sell. Payment of interest at this interest rate is the sole compensation available to the ARPS holders in the event of a failed auction.

116. The ability of the holders of ARPS to sell the ARPS in the periodic auctions, assuming that sufficient bids were submitted by other investors for the auctions to succeed, gave the appearance that the ARPS were highly liquid. During the period from the issuance of the ARPS until approximately the end of 2007, this was generally true: there were sufficient bids for the auctions to succeed, enabling ARPS holders who wished to do so, to sell their ARPS in the auctions.

117. However, the terms of the ARPS and the prospectuses for the ARPS put investors on notice that the Funds could not ensure liquidity for the ARPS, and that the Adviser had no duty to submit bids in the periodic auctions that reset interest rates. Investors in the ARPS were also warned that, absent specified circumstances that have not occurred, the holders of the ARPS

had no right to have their ARPS redeemed at liquidation value, that the Funds were under no obligation to redeem the ARPS, and that the Funds reserved the right to repurchase the ARPS at a "price that may be more or less than the liquidation preference of the [ARPS] shares, but is under no obligation to do so." The terms of the ARPS and the prospectuses for the ARPS also put investors on notice that they may "not be able to sell any or all" of the ARPS, and that they may not be able to sell them at their liquidation value:

> If you try to sell your [ARPS] shares between auctions, you may not be able to sell any or all of your shares, or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated dividends. ... Broker-dealers that maintain a secondary trading market for [ARPS] shares are not required to maintain this market, and the ***Fund is not required to redeem shares either if an auction or an attempted secondary market sale fails because of a lack of buyers.*** [ARPS] shares are not registered on a stock exchange or the Nasdaq stock market. If you sell your [ARPS] shares to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when market interest rates have risen since the last auction. (Emphasis added.)

Prospectus for Diversified Dividend and Income Fund at 33 (November 20, 2003). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

118. The terms of the ARPS and the prospectuses for the ARPS also cautioned investors of the very risks that materialized when the auction rate market dried up, as one auction after another failed due to insufficient demand from buyers, causing the ARPS to become unsellable. The prospectuses for the ARPS stated:

> Risk is inherent in all investing. Therefore, before investing you should consider certain risks carefully when you invest in the Fund. The primary risks of investing in [ARPS] shares are: ...
>
> - if an auction fails you may not be able to sell some or all of your shares;
> - because of the nature of the market for [ARPS] shares, you may receive less than the price you paid for your shares if you sell them outside of the auction, especially when market interest rates are rising;
>
> * * *

Auction Risk. You may not be able to sell your [ARPS] shares at an auction if the auction fails; that is, if there are more [ARPS] shares offered for sale than there are buyers for those shares.

Prospectus for Diversified Dividend and Income Fund at 6 and 33 (November 20, 2003). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

119. Additionally, the prospectuses stated that the ARPS could ***only*** be bought or sold through auctions or through broker-dealers, who were not required to provide or maintain liquidity for the ARPS, and that the value of the ARPS may fluctuate from their liquidity value of $25,000 per share, stating:

> [ARPS] shares are not listed on an exchange. You may only buy or sell [ARPS] shares through an order placed at an auction with or through a broker-dealer that has entered into an agreement with the auction agent and the Fund, or in a secondary market maintained by certain broker-dealers. These broker-dealers are not required to maintain this market, and it may not provide you with liquidity.
>
> * * *
>
> [ARPS] shares are not listed on an exchange. Instead, you may buy or sell [ARPS] shares at an auction that is normally held weekly by submitting orders to a broker-dealer that has entered into an agreement with the auction agent and the Fund (a "Broker-Dealer"), or to a broker-dealer that has entered into a separate agreement with a Broker-Dealer. In addition to the auctions, Broker-Dealers and other broker-dealers may maintain a secondary trading market in [ARPS] shares outside of auctions, but may discontinue this activity at any time. There is no assurance that a secondary market will be created or, if created, that it will provide shareholders with liquidity or that the trading price in any secondary market would be $25,000. You may transfer shares outside of auctions only to or through a Broker-Dealer, or a broker-dealer that has entered into a separate agreement with a Broker-Dealer.
>
> * * *
>
> The Broker-Dealers may maintain a secondary trading market of [ARPS] shares outside of Auctions, but are not obligated to do so, and may discontinue such activity at any time. There can be no assurance that such secondary trading market of [ARPS] shares will provide owners with liquidity of investment. [ARPS] shares are not registered on any stock exchange or on the Nasdaq Stock Market. Investors who purchase shares in an Auction for a Special Dividend Period should note that because the dividend rate on such shares will be fixed for the length of such Dividend Period, the value of the shares may fluctuate in response to

> changes in interest rates, and may be more or less than their original cost if sold on the open market in advance of the next Auction therefor, depending upon market conditions.

Prospectus for Diversified Dividend and Income Fund at 1, 7 and 63 (November 20, 2003). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

120. Further, in the event of a failed auction, the Prospectus for each of the Funds informed ARPS investors that:

> If Sufficient Clearing Bids for a series of [ARPS] shares do not exist, the Applicable Rate for shares of such series for the next succeeding Dividend Period thereof will be the Maximum Rate for shares of such series on the Auction Date therefor. In such event, Beneficial Owners of shares of such series that have submitted or are deemed to have submitted Sell Orders may not be able to sell in such Auction all shares of such series subject to such Sell Orders.

Prospectus for Diversified Dividend and Income Fund at 62 (November 20, 2003). The prospectuses for the Funds uniformly used the same, or substantially similar, language.

121. Beginning in February 2008, the auction market for ARPS dried up, as one auction after another failed due to insufficient demand from buyers, causing the ARPS to become unsellable. Bidders refused to buy the ARPS at interest rates acceptable to existing holders of the ARPS, and the holders of the ARPS refused to sell the ARPS at interest rates acceptable to the Bidders. In particular, the Adviser and other large financial institutions stopped bidding in the ARPS auctions (in which they had no obligation to bid), and no active secondary market for the ARPS existed. To date, the auctions have continued to fail.

122. Since February 2008, a very limited secondary market in auction rate securities, such as the ARPS, has resulted in transactions in limited volumes at significant discounts from their liquidation value, including, for example, transactions at 70 to 80 cents on the dollar. In recognition of this discounted value, certain broker-dealers have valued the ARPS below their liquidation value on client statements.

123. Other financial institutions have recognized that ARPS are not worth their liquidation value in the current environment. For example, on June 4, 2009, Pioneer Investment Management, Inc. and two Pioneer closed-end management investment companies that also issued ARPS stressed the illiquidity of the securities and their deflated value in a filing with the Securities and Exchange Commission ("SEC"):

> The auction markets for the ARPS issued by the [Funds] are not currently functioning, and the [Funds] and the Adviser believe that auction markets for existing ARPS are unlikely to function normally again. The [Funds] and the Adviser also believe that an established secondary market for ARPS that would assure that the holders of ARPS would receive the liquidation preference of $25,000 per share does not exist and that no such secondary market is likely to develop. As the auction process is no longer functioning and in the absence of an established secondary market that would provide the holders of ARPS with the liquidation preference of $25,000, there is currently no reliable mechanism for holders of ARPS, including the holders of the [Funds]' ARPS, to obtain liquidity.

Amendment No. 1 to the Application to Section 6(c), 17(b), and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder exempting applicants to the extent necessary from Section 17(a)(2) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1.

124. The Adviser, however, has declined to value the ARPS at prices below their liquidation value, as doing so would force the Adviser and its affiliates to recognize large losses on their own holdings of ARPS and other auction rate securities.

125. Despite the continued failed auctions and the absence of an active secondary market, beginning in April 2008, the Funds announced that they would commence redeeming the ARPS at their liquidation value. The redemptions were executed using the Funds' assets, causing cash and other assets of the Funds that were part of the common shareholders' investment to be used to borrow funds that were distributed to the ARPS holders and thus causing financial harm to the Funds and their common shareholders.

126. To date, the Adviser and Individual Defendants who control the Diversified Dividend and Income Fund have caused the Diversified Dividend and Income Fund to redeem $120,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Diversified Dividend and Income Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Diversified Dividend and Income Fund has redeemed (at liquidation value) $120,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	T September 23, 2009	300	$7,500,000
August 31, 2009	W September 17, 2009	300	$7,500,000
March 30, 2009	T April 15, 2009	1,000	$25,000,000
March 30, 2009	W April 16, 2009	1,000	$25,000,000
January 14, 2009	T February 11, 2009	140	$3,500,000
January 14, 2009	W February 5, 2009	140	$3,500,000
December 16, 2008	T December 31, 2008	300	$7,500,000
December 16, 2008	W December 31, 2008	300	$7,500,000
October 29, 2008	T November 19, 2008	80	$2,000,000
October 29, 2008	W November 20, 2008	80	$2,000,000
October 24, 2008	T November 12, 2008	360	$9,000,000
October 24, 2008	W November 13, 2008	360	$9,000,000
October 14, 2008	T November 5, 2008	220	$5,500,000
October 14, 2008	W October 30, 2008	220	$5,500,000
Totals:		***4,800***	***$120,000,000***

127. To date, the Adviser and Individual Defendants who control the Dividend Advantage Municipal Fund have caused the Dividend Advantage Municipal Fund to redeem $174,925,000 worth of ARPS, despite the fact that the securities are not worth their liquidation

value and cannot otherwise be sold at this value. According to the Dividend Advantage Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Dividend Advantage Municipal Fund has redeemed (at liquidation value) $174,925,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
March 19, 2010	M April 16, 2010	147	$3,675,000
March 19, 2010	T April 12, 2010	147	$3,675,000
March 19, 2010	TH April 14, 2010	139	$3,475,000
March 16, 2010	M April 9, 2010	1,775	$44,375,000
March 16, 2010	T April 12, 2010	1,774	$44,350,000
March 16, 2010	TH April 7, 2010	1,687	$42,175,000
July 2, 2009	M on July 28, 2009	68	$1,700,000
July 2, 2009	T on July 29, 2009	68	$1,700,000
July 2, 2009	TH on July 31, 2009	64	$1,600,000
August 7, 2008	M September 2, 2008	71	$1,775,000
August 7, 2008	T September 3, 2008	71	$1,775,000
August 7, 2008	TH August 29, 2008	66	$1,650,000
June 26, 2008	M July 22, 2008	311	$7,775,000
June 26, 2008	T July 23, 2008	312	$7,800,000
June 26, 2008	TH July 18, 2008	297	$7,425,000
Totals:		***6,997***	***$174,925,000***

128. To date, the Adviser and Individual Defendants who control the Dividend Advantage Municipal Fund 2 have caused the Dividend Advantage Municipal Fund 2 to redeem $222,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Dividend Advantage Municipal Fund 2's public filings, including Notifications of Redemptions and Certified (Annual

and Semi-Annual) Shareholder Reports filed with the SEC, to date the Dividend Advantage Municipal Fund 2 has redeemed (at liquidation value) $222,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 8, 2008	M September 2, 2008	3,000	$75,000,000
August 8, 2008	T September 3, 2008	3,000	$75,000,000
August 8, 2008	F September 2, 2008	2,880	$72,000,000
Totals:		***8,880***	***$222,000,000***

129. To date, the Adviser and Individual Defendants who control the Dividend Advantage Municipal Fund 3 have caused the Dividend Advantage Municipal Fund 3 to redeem $75,050,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Dividend Advantage Municipal Fund 3's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Dividend Advantage Municipal Fund 3 has redeemed (at liquidation value) $75,050,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
March 30, 2009	W April 23, 2009	451	$11,275,000
March 30, 2009	TH April 24, 2009	451	$11,275,000
March 30, 2009	F April 20, 2009	451	$11,275,000
June 26, 2008	W July 17, 2008	550	$13,750,000
June 26, 2008	TH July 18, 2008	550	$13,750,000
June 26, 2008	F July 21, 2008	549	$13,725,000
Totals:		***3,002***	***$75,050,000***

130. To date, the Adviser and Individual Defendants who control the Insured California Tax-Free Advantage Municipal Fund have caused the Insured California Tax-Free

Advantage Municipal Fund to redeem $45,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured California Tax-Free Advantage Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured California Tax-Free Advantage Municipal Fund has redeemed(at liquidation value) $45,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 8, 2008	TH September 5, 2008	1,800	$45,000,000
Totals:		***1,800***	***$45,000,000***

131. To date, the Adviser and Individual Defendants who control the Insured Dividend Advantage Municipal Fund have caused the Insured Dividend Advantage Municipal Fund to redeem $141,050,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured Dividend Advantage Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured Dividend Advantage Municipal Fund has redeemed (at liquidation value) $141,050,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
October 23, 2009	M November 20, 2009	107	$2,675,000
October 23, 2009	T November 16, 2009	104	$2,600,000
October 23, 2009	TH November 18, 2009	105	$2,625,000
October 19, 2009	M November 13, 2009	1,333	$33,325,000
October 19, 2009	T November 16, 2009	1,298	$32,450,000

October 19, 2009	TH November 10, 2009	1,298	$32,450,000
October 1, 2009	M on October 23, 2009	62	$1,550,000
October 1, 2009	T on October 26, 2009	60	$1,500,000
October 1, 2009	TH on October 28, 2009	61	$1,525,000
May 13, 2009	M June 9, 2009	111	$2,775,000
May 13, 2009	T June 3, 2009	107	$2,675,000
May 13, 2009	TH June 5, 2009	108	$2,700,000
April 3, 2009	M on April 21, 2009	219	$5,475,000
April 3, 2009	T on April 22, 2009	214	$5,350,000
April 3, 2009	TH on April 24, 2009	214	$5,350,000
August 7, 2008	M Setpember 2, 2008	81	$2,025,000
August 7, 2008	T September 3, 2008	80	$2,000,000
August 7, 2008	TH August 29, 2008	80	$2,000,000
Totals:		***5,642***	***$141,050,000***

132. To date, the Adviser and Individual Defendants who control the Insured Quality Municipal Fund have caused the Insured Quality Municipal Fund to redeem $78,800,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured Quality Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured Quality Municipal Fund has redeemed (at liquidation value) $78,800,000 worth of ARPS as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
March 1, 2010	M March 26, 2010	55	$1,375,000
March 1, 2010	T March 22, 2010	54	$1,350,000
March 1, 2010	W March 23, 2010	54	$1,350,000
March 1, 2010	TH March 24, 2010	49	$1,225,000

March 1, 2010	F March 25, 2010	54	$1,350,000
April 3, 2010	M April 21, 2009	122	$3,050,000
April 3, 2009	T April 22, 2009	121	$3,025,000
April 3, 2009	W April 23, 2009	121	$3,025,000
April 3, 2009	TH April 24, 2009	108	$2,700,000
April 3, 2009	F April 20, 2009	121	$3,025,000
January 8, 2009	M February 3, 2009	309	$7,725,000
January 8, 2009	T February 4, 2009	309	$7,725,000
January 8, 2009	W January 29, 2009	308	$7,700,000
January 8, 2009	TH January 30, 2009	275	$6,875,000
January 8, 2009	F February 2, 2009	309	$7,725,000
August 7, 2008	M September 2, 2008	160	$4,000,000
August 7, 2008	T September 3, 2008	160	$4,000,000
August 7, 2008	W August 28, 2008	160	$4,000,000
August 7, 2008	TH August 29, 2008	143	$3,575,000
August 7, 2008	F September 2, 2008	160	$4,000,000
Totals:		***3,152***	***$78,800,000***

133. To date, the Adviser and Individual Defendants who control the Insured Tax-Free Advantage Municipal Fund have caused the Insured Tax-Free Advantage Municipal Fund to redeem $105,625,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured Tax-Free Advantage Municipal Fund's public filings, including Notifications of Redemptions and (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured Tax-Free Advantage Municipal Fund has redeemed (at liquidation value) $105,625,000 worth of ARPS[2] as follows:

[2] Including $2,250,000 in ARPS redeemed by the Nuveen Insured Florida Tax-Free Advantage Municipal Fund prior to its October 16, 2009 reorganization into the Fund.

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
February 2, 2010	T February 22, 2010	130	$3,250,000
February 2, 2010	W February 23, 2010	129	$3,225,000
February 2, 2010	W2 February 23, 2010	56	$1,400,000
January 19, 2010	T February 12, 2010	1,206	$30,150,000
January 19, 2010	W February 9, 2010	1,206	$30,150,000
January 19, 2010	W2 February 9, 2010	528	$13,200,000
July 2, 2009	T on July 29, 2009	133	$3,325,000
July 2, 2009	W on July 30, 2009	133	$3,325,000
June 2, 2009	T on June 24, 2009	50	$1,250,000
June 2, 2009	W on June 25, 2009	50	$1,250,000
May 13, 2009	T on June 3, 2009	33	$825,000
May 13, 2009	W on June 4, 2009	33	$825,000
August 7, 2008	T September 3, 2008	224	$5,600,000
August 7, 2008	W August 28, 2008	224	$5,600,000
Totals:		***4,135***	***$103,375,000***

134. To date, the Adviser and Individual Defendants who control the Investment Quality Municipal Fund have caused the Investment Quality Municipal Fund to redeem $90,300,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Investment Quality Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Investment Quality Municipal Fund has redeemed (at liquidation value) $90,300,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
April 3, 2009	M April 21, 2009	156	$3,900,000

April 3, 2009	T April 22, 2009	156	$3,900,000
April 3, 2009	W April 23, 2009	156	$3,900,000
April 3, 2009	TH April 24, 2009	126	$3,150,000
April 3, 2009	F April 20, 2009	156	$3,900,000
August 7, 2008	M September 2, 2008	70	$1,750,000
August 7, 2008	T September 3, 2008	70	$1,750,000
August 7, 2008	W August 28, 2008	70	$1,750,000
August 7, 2008	TH August 29, 2008	57	$1,425,000
August 7, 2008	F September 2, 2008	70	$1,750,000
June 26, 2008	M July 22, 2008	524	$13,100,000
June 26, 2008	T July 23, 2008	524	$13,100,000
June 26, 2008	W July 17, 2008	525	$13,125,000
June 26, 2008	TH July 18, 2008	428	$10,700,000
June 26, 2008	F July 21, 2008	524	$13,100,000
Totals:		***3,612***	***$90,300,000***

135. To date, the Adviser and Individual Defendants who control the Multi-Strategy Income and Growth Fund have caused the Multi-Strategy Income and Growth Fund to redeem $708,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Multi-Strategy Income and Growth Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Multi-Strategy Income and Growth Fund has redeemed (at liquidation value) $708,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	M September 22, 2009	791	$19,775,000
August 31, 2009	T September 23, 2009	791	$19,775,000
August 31, 2009	W September 17, 2009	791	$19,775,000

August 31, 2009	TH September 18, 2009	791	$19,775,000
August 31, 2009	F September 21, 2009	791	$19,775,000
August 31, 2009	F2 September 21, 2009	791	$19,775,000
December 16, 2008	M January 6, 2009	929	$23,225,000
December 16, 2008	T December 31, 2008	929	$23,225,000
December 16, 2008	W December 31, 2008	929	$23,225,000
December 16, 2008	TH January 2, 2009	929	$23,225,000
December 16, 2008	F January 5, 2009	929	$23,225,000
December 16, 2008	F2 January 5, 2009	929	$23,225,000
May 5, 2008	M May 27, 2008	1,300	$32,500,000
May 5, 2008	T May 28, 2008	1,300	$32,500,000
May 5, 2008	W May 22, 2008	1,300	$32,500,000
May 5, 2008	TH May 23, 2008	1,300	$32,500,000
May 5, 2008	F May 27, 2008	1,300	$32,500,000
May 5, 2008	F2 May 27, 2008	1,300	$32,500,000
April 7, 2008	M April 29, 2008	1,700	$42,500,000
April 7, 2008	T April 30, 2008	1,700	$42,500,000
April 7, 2008	W April 24, 2008	1,700	$42,500,000
April 7, 2008	TH April 25, 2008	1,700	$42,500,000
April 7, 2008	F April 28, 2008	1,700	$42,500,000
April 7, 2008	F2 April 28, 2008	1,700	$42,500,000
Totals:		***28,320***	***$708,000,000***

136. To date, the Adviser and Individual Defendants who control the Multi-Strategy Income and Growth Fund 2 have caused the Multi-Strategy Income and Growth Fund 2 to redeem $965,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Multi-Strategy Income and Growth Fund 2's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Multi-

Strategy Income and Growth Fund 2 has redeemed (at liquidation value) $965,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	M September 22, 2009	663	$16,575,000
August 31, 2009	M2 September 22, 2009	663	$16,575,000
August 31, 2009	T September 23, 2009	663	$16,575,000
August 31, 2009	T2 September 23, 2009	663	$16,575,000
August 31, 2009	W September 17, 2009	663	$16,575,000
August 31, 2009	W2 September 17, 2009	664	$16,600,000
August 31, 2009	TH September 18, 2009	664	$16,600,000
August 31, 2009	TH2 September 18, 2009	663	$16,575,000
August 31, 2009	F September 21, 2009	663	$16,575,000
August 31, 2009	F2 September 21, 2009	663	$16,575,000
December 16, 2008	M January 6, 2009	637	$15,925,000
December 16, 2008	M2 January 6, 2009	637	$15,925,000
December 16, 2008	T December 31, 2008	637	$15,925,000
December 16, 2008	T2 December 31, 2008	637	$15,925,000
December 16, 2008	W December 31, 2008	637	$15,925,000
December 16, 2008	W2 December 31, 2008	636	$15,900,000
December 16, 2008	TH January 2, 2009	636	$15,900,000
December 16, 2008	TH2 January 2, 2009	637	$15,925,000
December 16, 2008	F January 5, 2009	637	$15,925,000
December 16, 2008	F2 January 5, 2009	637	$15,925,000
May 13, 2008	M June 3, 2008	960	$24,000,000
May 13, 2008	M2 June 3, 2008	960	$24,000,000
May 13, 2008	T June 4, 2008	960	$24,000,000
May 13, 2008	T2 June 4, 2008	960	$24,000,000
May 13, 2008	W May 29, 2008	960	$24,000,000
May 13, 2008	W2 May 29, 2008	960	$24,000,000

May 13, 2008	TH May 30, 2008	960	$24,000,000
May 13, 2008	TH2 May 30, 2008	960	$24,000,000
May 13, 2008	F June 2, 2008	960	$24,000,000
May 13, 2008	F2 June 2, 2008	960	$24,000,000
April 18, 2008	M May 6, 2008	1,600	$40,000,000
April 18, 2008	M2 May 6, 2008	1,600	$40,000,000
April 18, 2008	T May 7, 2008	1,600	$40,000,000
April 18, 2008	T2 May 7, 2008	1,600	$40,000,000
April 18, 2008	W May 8, 2008	1,600	$40,000,000
April 18, 2008	W2 May 8, 2008	1,600	$40,000,000
April 18, 2008	TH May 9, 2008	1,600	$40,000,000
April 18, 2008	TH2 May 9, 2008	1,600	$40,000,000
April 18, 2008	F May 12, 2008	1,600	$40,000,000
April 18, 2008	F2 May 12, 2008	1,600	$40,000,000
Totals:		***38,600***	***$965,000,000***

137. To date, the Adviser and Individual Defendants who control the Municipal High Income Opportunity Fund have caused the Municipal High Income Opportunity Fund to redeem $60,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Municipal High Income Opportunity Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Municipal High Income Opportunity Fund has redeemed (at liquidation value) $60,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
January 8, 2009	M February 3, 2009	192	$4,800,000
January 8, 2009	T February 4, 2009	104	$2,600,000
January 8, 2009	W January 29, 2009	104	$2,600,000

December 15, 2008	M January 6, 2009	576	$14,400,000
December 15, 2008	T January 7, 2009	312	$7,800,000
December 15, 2008	W January 8, 2009	312	$7,800,000
November 20, 2008	M December 16, 2008	96	$2,400,000
November 20, 2008	T December 17, 2008	52	$1,300,000
November 20, 2008	W December 11, 2008	52	$1,300,000
October 14, 2008	M November 4, 2008	310	$7,750,000
October 14, 2008	T November 5, 2008	145	$3,625,000
October 14, 2008	W November 6, 2008	145	$3,625,000
Totals:		***2,400***	***$60,000,000***

138. To date, the Adviser and Individual Defendants who control the New York Performance Plus Municipal Fund have caused the New York Performance Plus Municipal Fund to redeem $124,300,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the New York Performance Plus Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the New York Performance Plus Municipal Fund has redeemed (at liquidation value) $124,300,000 worth of ARPS as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
March 31, 2010	M April 23, 2010	1,129	$28,225,000
March 31, 2010	T April 26, 2010	564	$14,100,000
March 31, 2010	W April 27, 2010	1,410	$35,250,000
March 31, 2010	F April 22, 2010	403	$10,075,000
August 7, 2008	M September 2, 2008	471	$11,775,000
August 7, 2008	T September 3, 2008	236	$5,900,000
August 7, 2008	W August 28, 2008	590	$14,750,000

August 7, 2008	F September 2, 2008	169	$4,225,000
Totals:		***4,972***	***$124,300,000***

139. To date, the Adviser and Individual Defendants who control the Premium Income Municipal Fund have caused the Premium Income Municipal Fund to redeem $124,350,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Premium Income Municipal Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Premium Income Municipal Fund has redeemed (at liquidation value) $124,350,000 worth of ARPS as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
April 3, 2009	M1 April 21, 2009	107	$2,675,000
April 3, 2009	M2 April 21, 2009	56	$1,400,000
April 3, 2009	T April 22, 2009	107	$2,675,000
April 3, 2009	W April 23, 2009	107	$2,675,000
April 3, 2009	TH April 24, 2009	107	$2,675,000
April 3, 2009	F April 20, 2009	108	$2,700,000
June 26, 2008	M1 July 22, 2008	793	$19,825,000
June 26, 2008	M2 July 22, 2008	418	$10,450,000
June 26, 2008	T July 23, 2008	793	$19,825,000
June 26, 2008	W July 17, 2008	793	$19,825,000
June 26, 2008	TH July 18, 2008	792	$19,800,000
June 26, 2008	F July 21, 2008	793	$19,825,000
Totals:		***4,974***	***$124,350,000***

140. To date, the Adviser and Individual Defendants who control the Premium Income Municipal Fund 2 have caused the Premium Income Municipal Fund 2 to redeem $108,475,000

worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Premium Income Municipal Fund 2's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Premium Income Municipal Fund 2 has redeemed (at liquidation value) $108,475,000 worth of ARPS[3] as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
April 3, 2009	M April 21, 2009	34	$850,000
April 3, 2009	T April 22, 2009	50	$1,250,000
April 3, 2009	W April 23, 2009	34	$850,000
April 3, 2009	TH April 24, 2009	51	$1,275,000
April 3, 2009	F1 April 20, 2009	34	$850,000
April 3, 2009	F2 April 20, 2009	32	$800,000
June 26, 2008	M July 22, 2008	366	$9,150,000
June 26, 2008	T July 23, 2008	549	$13,725,000
June 26, 2008	W July 17, 2008	366	$9,150,000
June 26, 2008	TH July 18, 2008	548	$13,700,000
June 26, 2008	F1 July 21, 2008	365	$9,125,000
June 26, 2008	F2 July 21, 2008	344	$8,600,000
Totals:		***2,773***	***$69,325,000***

141. To date, the Adviser and Individual Defendants who control the Quality Preferred Income Fund have caused the Quality Preferred Income Fund to redeem $440,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Quality Preferred Income Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder

[3] Including $22,100,000 in ARPS redeemed by the Nuveen Florida Quality Income Municipal Fund, and $17,050,000 in ARPS redeemed by the Nuveen Florida Investment Quality Municipal Fund, prior to their October 16, 2009 reorganization into the Fund.

Reports filed with the SEC, to date the Quality Preferred Income Fund has redeemed (at liquidation value) $440,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	M September 22, 2009	519	$12,975,000
August 31, 2009	T September 23, 2009	519	$12,975,000
August 31, 2009	W September 17, 2009	519	$12,975,000
August 31, 2009	TH September 18, 2009	519	$12,975,000
August 31, 2009	F September 21, 2009	519	$12,975,000
December 16, 2008	M January 6, 2009	953	$23,825,000
December 16, 2008	T December 31, 2008	953	$23,825,000
December 16, 2008	W December 31, 2008	953	$23,825,000
December 16, 2008	TH January 2, 2009	953	$23,825,000
December 16, 2008	F January 5, 2009	953	$23,825,000
November 20, 2008	M December 9, 2008	64	$1,600,000
November 20, 2008	T December 10, 2008	64	$1,600,000
November 20, 2008	W December 11, 2008	64	$1,600,000
November 20, 2008	TH December 12, 2008	64	$1,600,000
November 20, 2008	F December 8, 2008	64	$1,600,000
September 9, 2008	M September 30, 2008	800	$20,000,000
September 9, 2008	T October 1, 2008	800	$20,000,000
September 9, 2008	W September 25, 2008	800	$20,000,000
September 9, 2008	TH September 26, 2008	800	$20,000,000
September 9, 2008	F September 29, 2008	800	$20,000,000
August 15, 2008	M September 2, 2008	1,184	$29,600,000
August 15, 2008	T September 3, 2008	1,184	$29,600,000
August 15, 2008	W September 4, 2008	1,184	$29,600,000
August 15, 2008	TH September 5, 2008	1,184	$29,600,000
August 15, 2008	F September 8, 2008	1,184	$29,600,000
Totals:		***17,600***	***$440,000,000***

142. To date, the Adviser and Individual Defendants who control the Quality Preferred Income Fund 2 have caused the Quality Preferred Income Fund 2 to redeem $800,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Quality Preferred Income Fund 2's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Quality Preferred Income Fund 2 has redeemed (at liquidation value) $800,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	M September 22, 2009	780	$19,500,000
August 31, 2009	T September 23, 2009	780	$19,500,000
August 31, 2009	T2 September 23, 2009	650	$16,250,000
August 31, 2009	W September 17, 2009	780	$19,500,000
August 31, 2009	TH September 18, 2009	780	$19,500,000
August 31, 2009	TH2 September 18, 2009	650	$16,250,000
August 31, 2009	F September 21, 2009	780	$19,500,000
December 16, 2008	M January 6, 2009	1,140	$28,500,000
December 16, 2008	T December 31, 2008	1,140	$28,500,000
December 16, 2008	T2 December 31, 2008	950	$23,750,000
December 16, 2008	W December 31, 2008	1,140	$28,500,000
December 16, 2008	TH January 2, 2009	1,140	$28,500,000
December 16, 2008	TH2 January 2, 2009	950	$23,750,000
December 16, 2008	F January 5, 2009	1,140	$28,500,000
September 9, 2008	M September 30, 2008	1,200	$30,000,000
September 9, 2008	T October 1, 2008	1,200	$30,000,000
September 9, 2008	T2 October 1, 2008	1,000	$25,000,000
September 9, 2008	W September 25, 2008	1,200	$30,000,000

September 9, 2008	TH September 26, 2008	1,200	$30,000,000
September 9, 2008	TH2 September 26, 2008	1,000	$25,000,000
September 9, 2008	F September 29, 2008	1,200	$30,000,000
August 15, 2008	M September 2, 2008	1,680	$42,000,000
August 15, 2008	T September 3, 2008	1,680	$42,000,000
August 15, 2008	T2 September 3, 2008	1,400	$35,000,000
August 15, 2008	W September 4, 2008	1,680	$42,000,000
August 15, 2008	TH September 5, 2008	1,680	$42,000,000
August 15, 2008	TH2 September 5, 2008	1,400	$35,000,000
August 15, 2008	F September 8, 2008	1,680	$42,000,000
Totals:		***32,000***	***$800,000,000***

143. To date, the Adviser and Individual Defendants who control the Quality Preferred Income Fund 3 have caused the Quality Preferred Income Fund 3 to redeem $166,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Quality Preferred Income Fund 3's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Quality Preferred Income Fund 3 has redeemed (at liquidation value) $166,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	**ARPS Series & Redemption Date**	**Number of ARPS Redeemed**	**Dollar Amount of ARPS Redeemed Per Redemption**
August 31, 2009	M September 22, 2009	362	$9,050,000
August 31, 2009	TH September 18, 2009	362	$9,050,000
December 16, 2008	M January 6, 2009	778	$19,450,000
December 16, 2008	TH January 2, 2009	778	$19,450,000
November 20, 2008	M December 9, 2008	120	$3,000,000
November 20, 2008	TH December 12, 2008	120	$3,000,000
October 29, 2008	M November 18, 2008	180	$4,500,000

October 29, 2008	TH November 14, 2008	180	$4,500,000
October 15, 2008	M November 4, 2008	100	$2,500,000
October 15, 2008	TH October 31, 2008	100	$2,500,000
September 8, 2008	M September 30, 2008	500	$12,500,000
September 8, 2008	TH September 26, 2008	500	$12,500,000
August 15, 2008	M September 2, 2008	1,280	$32,000,000
August 15, 2008	TH September 5, 2008	1,280	$32,000,000
Totals:		***6,640***	***$166,000,000***

144. To date, the Adviser and Individual Defendants who control the Real Estate Income Fund have caused the Real Estate Income Fund to redeem $220,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Real Estate Income Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Real Estate Income Fund has redeemed (at liquidation value) $220,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
August 31, 2009	M September 22, 2009	135	$3,375,000
August 31, 2009	T 9 September 23, 2009	134	$3,350,000
August 31, 2009	W September 17, 2009	134	$3,350,000
August 31, 2009	TH September 18, 2009	143	$3,575,000
August 31, 2009	F September 21, 2009	134	$3,350,000
March 19, 2009	M April 7, 2009	158	$3,950,000
March 19, 2009	T April 8, 2009	158	$3,950,000
March 19, 2009	W April 9, 2009	159	$3,975,000
March 19, 2009	TH April 9, 2009	166	$4,150,000
March 19, 2009	F April 6, 2009	159	$3,975,000

December 16, 2008	M January 6, 2009	197	$4,925,000
December 16, 2008	T December 31, 2008	198	$4,950,000
December 16, 2008	W December 31, 2008	197	$4,925,000
December 16, 2008	TH January 2, 2009	211	$5,275,000
December 16, 2008	F January 5, 2009	197	$4,925,000
November 25, 2008	M December 16, 2008	78	$1,950,000
November 25, 2008	T December 17, 2008	78	$1,950,000
November 25, 2008	W December 11, 2008	78	$1,950,000
November 25, 2008	TH December 12, 2008	88	$2,200,000
November 25, 2008	F December 15, 2008	78	$1,950,000
May 6, 2008	M May 27, 2008	536	$13,400,000
May 6, 2008	T May 28, 2008	536	$13,400,000
May 6, 2008	W May 29, 2008	536	$13,400,000
May 6, 2008	TH May 23, 2008	656	$16,400,000
May 6, 2008	F May 27, 2008	536	$13,400,000
April 8, 2008	M April 29, 2008	616	$15,400,000
April 8, 2008	T April 30, 2008	616	$15,400,000
April 8, 2008	W May 1, 2008	616	$15,400,000
April 8, 2008	TH April 25, 2008	736	$18,400,000
April 8, 2008	F April 28, 2008	616	$15,400,000
Totals:		***8,880***	***$222,000,000***

145. To date, the Adviser and Individual Defendants who control the Tax-Advantaged Floating Rate Fund have caused the Tax-Advantaged Floating Rate Fund to redeem $78,000,000 worth of ARPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Tax-Advantaged Floating Rate Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Tax-Advantaged Floating Rate Fund has redeemed (at liquidation value) $78,000,000 worth of ARPS as follows:

Date Notification of Redemption Filed	ARPS Series & Redemption Date	Number of ARPS Redeemed	Dollar Amount of ARPS Redeemed Per Redemption
March 2, 2009	TH March 20, 2009	220	$5,500,000
October 24, 2008	TH November 14, 2008	180	$4,500,000
October 1, 2008	TH October 17, 2008	520	$13,000,000
August 13, 2008	TH August 29, 2008	2,200	$55,000,000
Totals:		*3,120*	*$78,000,000*

146. The Funds and their common shareholders were harmed by the refinancing of the ARPS undertaken in connection with the redemptions. To redeem the ARPS without sacrificing leverage, the Funds received approval from the Funds' Board of Trustees to refinance the leverage through the use of TOBs, VRDPs, MTPs or alternative financing arrangements.

147. TOBs are derivative securities created by depositing municipal bonds into specially created Funds established by broker-dealers and then having the trust issue new securities ("floaters") based on that deposit. In exchange for the deposit, the fund receives a residual security interest, which receives all cash flows from the investment after first paying interest to the floaters, plus all trust-related fees.

148. The use of TOBs increased the costs and risks to the Funds while not providing any financial benefits to the Funds or their common shareholders. The TOBs financing was obtained at significantly higher interest rates than the maximum applicable rate payable on the ARPS, and since the beginning of 2008 market forces have driven down the index rate used to calculate the maximum applicable rates payable on the ARPS, making the cost of the TOBs financing significantly higher than the cost of the ARPS. Moreover, to obtain TOBs financing, the Funds were required to provide high-grade collateral that pays less interest than other securities the Funds would otherwise have invested in, and the Funds were required to sell lower

grade bonds into a distressed market. In addition, fees associated with TOBs were, on information and belief, roughly four times higher than the corresponding ARPS fees.

149. The replacement of the ARPS with TOBs financing also introduced the possibility that the substituted leverage could be withdrawn at the discretion of the broker-dealer providing the TOBs financing. Whereas the ARPS were issued for 30 to 40 year terms, and sometimes with perpetual terms, TOBs can be unwound on short notice at the discretion of the bank or broker-dealer providing the financing. Also, the use of TOBs changes the existing debt coverage ratio from a required 2:1 under ARPS to 3:1 under the TOBs, thus limiting the Funds' ability to invest their assets. The Funds also face the possible risk of a decline in income if a rise in short-term interest rates increases the interest payable to the floaters at the expense of the residual shares.

150. VRDPs are a form of preferred shares which feature a put option, or the right to sell the instrument, at any time, and have a finite maturity date. VRDPs are similar to ARPS in that they are expected to pay dividends at variable rates, and the VRDPs are exchanged through sell orders (which are filled to the extent there are bids). The replacement of the ARPS with the VRDPs has also harmed the Funds and their shareholders. The Funds and their shareholders were harmed by replacing the ARPS with VRDPs through the cost of issuing the VRDPs, through the incremental costs of the VRDPs over the ARPS, and through the increased cost of leverage to the Funds' common shareholders.

151. MTPs are a fixed rate form of preferred stock with a mandatory redemption period, usually five years, unless they are redeemed or repurchased by the Funds earlier. MPTs are exchange-listed closed-end fund preferred shares that have a fixed dividend rate set at the time of issuance.

152. The replacement of the ARPS with MTPs has also harmed the Funds and their shareholders. As noted above, whereas the ARPS were issued for 30 to 40 year terms, and sometimes with perpetual terms, the MTPs have a limited, and short-term, duration period. That the MTPs are subject to mandatory redemption by the Fund in the near future, at a redemption price equal to the liquidation preference per share plus any unpaid dividends, is in stark contrast to the terms of the ARPS and is harmful to the Funds' common shareholders. Whereas the ARPS were issued for a long-term (if not infinite) duration, the MTPs have a limited short-term duration period of usually just five years. Thus, the cost of leverage to the Funds' common shareholders is now higher through the Funds employment of MTPs than it was through the use of ARPS.

153. Additionally, under the ARPS the Funds were required under rating agency guidelines to maintain (as of the last business day of each month in which any such shares are outstanding) asset coverage of at least 200% as the minimum asset coverage as a condition of declaring dividends.[4] However, under the terms of the MTPs the Funds are required to have asset coverage of at least 225% as of the last business day of each month. Now, if a Fund fails to maintain at least 225% asset coverage – a substantial increase from the 200% level required by the terms of the ARPS – the MTPs shares may become subject to mandatory redemption by the Funds, which would result in decreased financial flexibility for the Funds.

154. Further, the MTPs pay a fixed dividend rate to MTP holders, in contrast to the dividend rates for the ARPS which were reset after every auction. Thus, the Funds are now forced to pay out a set dividend rate for the duration of the MTPs, and they are unable to benefit from a decrease in interest rates, or when a variable rate (such as what existed for the ARPS) falls to a level below that of the fixed dividend rate.

[4] Asset coverage is the extent to which a Fund's net assets cover its debt obligations and/or preferred stock.

155. Replacing the ARPS with TOBs, VRDPs, MTPs or alternative financing arrangements harmed the Funds and their common shareholders by causing the Funds to refinance at higher rates and to pay additional fees. For example, on information and belief, the added cost of the financing, including fees associated with the TOBs, was between 60 and 150 basis points.

156. The TOBs, VRDPs, MTPs or alternative financing arrangements that were entered into also constrained the Funds' financing flexibility, and forced the Funds to take on additional risk than that which was present with the ARPS. For example, the TOBs provide only short term leverage which is more susceptible to being withdrawn, whereas the leverage provided by the ARPS was longer term and could not be withdrawn for the term of the ARPS (normally a minimum of 30 years). Additionally, the MTPs have a mandatory redemption period, which is usually five years – substantially less attractive then the long term, if not infinite, duration that the ARPS provided to the Funds.

157. Finally, because the Funds redeemed the ARPS at their liquidation value, the Funds had to obtain significantly more financing than would have otherwise been required had they redeemed the ARPS at their market value.

158. Other mutual fund companies, funds and their trustees have explicitly acknowledged that as trustees they owe fiduciary duties to the common shareholders of the funds, and that they owe no fiduciary duty to the holders of the ARPS to redeem the ARPS at liquidation value or at all (absent circumstances specified in the terms of the ARPS that have not occurred). For example, in a case filed by ARPS holders against certain Van Kampen Funds and those funds' boards of trustees, in which the ARPS holders alleged that the trusts and their

Boards had a fiduciary duty to redeem the ARPS at their liquidation value after the auctions failed, the defendants in their Motion to Dismiss the Amended Complaint stated:

> [A]s a matter of law, the Defendants owe fiduciary duties to preferred shareholders, if at all, solely with respect to rights, if any, they share equally with common shareholders, such as a right to vote on corporate transactions. Here, however, the Funds' preferred and common stock have no shared right to redemption. ... [The governing fund documents specify the ARPS holder's] contractual rights and preferences as an holder. These fund documents ... expressly provide that the ARPS holders have no right to redemption following a failed auction.

Amegy Bank, N.A. v. Arch, et al., No. 09 Civ. 0754 (HB), Memorandum of Law in Support of Motion to Dismiss the Amended Complaints, at 2-3 (S.D.N.Y. filed Apr. 23, 2009). The *Amegy Bank* action was voluntarily discontinued pursuant to a settlement between the parties to that action before any decision on the Motion to Dismiss.

159. The defendants in the Amegy Bank action also stated in their Motion to Dismiss that "the issuing documents impose no obligation whatsoever on the Funds or Defendants to redeem the [APS] following a failed auction or to maintain a liquid market for the [APS]." Id. at 6. Additionally, the defendants argued in their Motion to Dismiss that they:

> [O]we fiduciary duties to preferred shareholders, if at all, only to the extent that the rights of common stock and preferred stock intersect. ... For example, where both securities have voting rights, the directors may owe fiduciary duties of candor to the shareholders of both types of securities when soliciting their votes. Absent any such intersection, however, the rights of preferred stockholders are contractual in nature....
>
> [The APS holders'] right of redemption is not a right shared equally with the common shareholders of the Funds. On the contrary, it is an alleged preferential right. ... Thus, ... the Funds' Issuing Documents ... determine what right, if any, [an APS holder] has with respect to redemption of [APS] it holds. As previously noted, the Issuing Documents expressly address the Fund's obligation to redeem the [APS], and no such obligation exists in the event of a failed auction. [The APS holders] cannot now rewrite the terms of the governing documents....

Id. at 13-16.

160. The Defendants were improperly motivated to redeem the ARPS at their liquidation value in order to benefit the Adviser and its affiliates by preserving other business relationships with the ARPS holders. Because the ARPS are denominated at a liquidation value of $25,000 per share, ARPS holders typically include institutional investors such as hedge funds, commercial banks, investment banks, and broker-dealers, some of whom also sponsored issuances of auction rate securities by closed-end mutual funds advised by their affiliated investment advisers. ARPS holders also include high-net-worth individuals, some of whose accounts are managed by stockbrokers who deal exclusively with high-net-worth investors. Such individuals and brokers are generally larger and more lucrative clients of the Adviser and its affiliates than are most common shareholders of the Funds, who generally acquired their common shares of the Funds in secondary market transactions on the stock exchange and either are not clients of the Adviser and its affiliates, or are typically smaller investors than the ARPS holders. On information and belief, the Adviser and its affiliates also have substantial business relationships unrelated to the Funds with the financial institutions and individuals that hold the ARPS and the brokers for the ARPS holders. On information and belief, some ARPS holders or their brokers have also threatened to stop investing in other financial products offered by the Adviser and its affiliates if the Adviser did not cause the Funds to redeem the ARPS at their liquidation value. The Defendants were therefore incentivized to redeem ARPS at their liquidation value in order to retain the assets of larger institutional and high-net-worth clients, both in the Funds and with respect to investments in the Adviser's and its affiliates' other investment products.

161. Additionally, the Funds portfolio managers' compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which

would suffer severely if clients pulled their money out of the Adviser's or their affiliates' products, or if in the future brokers directed their clients' money elsewhere. Thus, Defendants redeemed the ARPS at their liquidation value at the expense of the Funds and their common shareholders to protect the Adviser's and its affiliates' relationships with institutional and high-net-worth investors, and to protect the present and future compensation and fees those relationships generated for the portfolio managers, the Adviser and its affiliates.

162. On information and belief, the Adviser also had an incentive to create the appearance that the ARPS were worth more than their true value because the Adviser and its affiliates were carrying large quantities of ARPS and other auction rate securities on their own balance sheets. Thus, in addition to providing liquidity for the ARPS holders and enabling them to avoid incurring losses by selling ARPS at market prices, the Funds' redemption of the ARPS at their liquidation value also enabled the Adviser and its affiliates to avoid substantial writedowns on the substantial volumes of ARPS and auction rate securities of other issuers which, on information and belief, were held by the Adviser and its affiliates.

163. On information and belief, the Adviser and its affiliates avoided recognizing large losses on their own holdings of ARPS and other auction rate securities through tacit or explicit cooperation between the advisers of different families of closed-end funds to redeem the ARPS of the closed-end funds advised by them at liquidation value. This was done so that none of the financial institutions holding such securities would have to write them down to their true, below-liquidation value. Thus, the advisers acted together to avoid losses on their own balance sheets.

164. Defendants' decision to redeem the ARPS at their liquidation value injured the Funds and their common shareholders because the redemptions used the Funds' assets to redeem the ARPS for significantly more than their fair value or market value.

165. The Funds and their common shareholders were also harmed by the cost and risk of replacing the ARPS with TOBs, VRDPs, MTPs or alternative financing.

DERIVATIVE AND DEMAND ALLEGATIONS

166. Plaintiffs bring this action derivatively in the right and for the benefit of the Funds to redress the Individual Defendants' and the Adviser's breaches of fiduciary duties owed to the Funds and their common shareholders.

167. Plaintiffs are common shareholders of the Funds, were common shareholders of the Funds at the time of the wrongdoing alleged herein, and have been common shareholders of the Funds continuously since that time.

168. Plaintiffs will adequately and fairly represent the interests of the Funds and their common shareholders in enforcing and prosecuting their rights.

169. On April 8, 2010, Plaintiffs made demands (the "Demands") on the Board of Trustees of the Funds to take action against the Individual Defendants and the Adviser and to recover the damages to the Funds. Attached hereto as "Exhibit A" are copies of the Demands.

170. On July 9, 2010, the Board informed Plaintiffs that it had established a "Demand Committee" (the "Committee") to investigate and evaluate the matters raised in the Demands. The Demand Committee concluded that it was "not in the best interest of the Funds to take the actions suggested in the Demand[s]" (to recover the damages to the Funds, and to refrain from causing the Funds to sustain additional damages through additional redemptions of the ARPS at their liquidation value), and recommended to the Board of Trustees that the Demands be rejected. The Board adopted the Demand Committee's recommendations and has rejected the Demands. Attached hereto as "Exhibit B" is a copy of the Board's July 9, 2010 letter to Plaintiffs.

171. On July 12, 2010, Plaintiffs requested from the Board information regarding the Board's and Demand Committee's decisions to reject the Demands. Specifically, Plaintiffs requested the following information in connection with the committee and its investigation: (1) the names of the directors who comprised the Committee and how was it determined that they would be appropriate Committee members; (2) the name of the counsel who assisted the Committee with its investigation; (3) the name of any other professionals who were retained to assist the Committee with its investigation; and (4) a detailed description of actions taken by the Committee to investigate the matters raised in the Demand Letters, including, but not limited to, a list of the documents the Committee reviewed and a list of the witnesses the Committee interviewed. Plaintiffs also requested copies of the documents reviewed by the Committee in its investigation, and asked whether Nuveen planned to redeem additional ARPS at their liquidation value in the future, or if it had ceased redeeming the ARPS at this time. Attached hereto as "Exhibit C" is a copy of Plaintiffs' July 12, 2010 letter to the Board.

172. On July 16, 2010, the Board sent a letter to Plaintiffs identifying the members of the Committee and the law firm that served as counsel to the Committee. However, the Board has failed, as of the date of this Complaint, to address the remainder of Plaintiffs' requests, including providing: i) a detailed description of the actions taken by the Committee; ii) a list of documents reviewed and witnesses interviewed by the Committee; or iii) copies of the documents reviewed by the Committee. The Board has also failed to advise Plaintiffs whether Nuveen plans to redeem additional ARPS at their liquidation value in the future. Attached hereto as Exhibit "D" is a copy of the Board's July 16, 2010 letter to Plaintiffs.

COUNT I

Against the Individual Defendants and the Adviser for Breaches of Fiduciary Duty

173. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

174. Each of the Individual Defendants and the Adviser owe and owed to the Funds the fiduciary duties of good faith, loyalty, and due care in management and administration of the affairs of the Funds and in the use and preservation of the Funds' property and assets.

175. By agreeing to act as trustees or officers of the Funds, the Individual Defendants accepted their obligations of good faith, loyalty, and due care, to control and manage the Funds in a fair, just, honest, and equitable manner, and to act in furtherance of the best interests of the Funds and their common shareholders.

176. By agreeing to manage the Funds' portfolios, including the selection of securities and overall management of the Funds' business and investment strategies, the Adviser accepted its obligations of good faith, loyalty, and due care, to control and manage the Funds in a fair, just, honest, and equitable manner and to act in furtherance of the best interests of the Funds and their common shareholders.

177. To discharge those duties, the Individual Defendants and the Adviser were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds and to maintain the value of the Funds for the common shareholder class and not give preferential treatment to the ARPS holders except to the extent expressly required by the contractual terms of the ARPS.

178. As alleged in detail herein, Defendants breached their fiduciary duties of good faith, loyalty, and due care by favoring the interests of the ARPS holders by causing the Funds to

redeem the ARPS at their liquidation value at the expense of the Funds and their common shareholders, and in the absence of any fiduciary or contractual obligation to the ARPS holders to redeem the ARPS at their liquidation value.

179. Redeeming the ARPS at their liquidation value at the expense of the Funds was impermissible because it was contrary to the best interests of the Funds and their common shareholders. By redeeming the ARPS at their liquidation value, the Individual Defendants and the Adviser failed to protect the value of the Funds for the common shareholders. The Individual Defendants and the Adviser effectively misappropriated the assets of the Funds and transferred those assets to persons who were not entitled to the assets, *i.e.*, the ARPS holders, for the improper purpose of preserving lucrative relationships of the Adviser and its affiliates with those persons.

180. Plaintiffs have demanded to the Boards that the Funds refrain from all further redemptions of ARPS at their liquidation value and recover from the Individual Defendants and the Adviser the damages caused to the Funds and their common shareholders arising out of the improper redemption of the ARPS.

181. As a result of the Defendants' breaches of fiduciary duties, the Funds sustained substantial damages and will continue to suffer damages if additional ARPS are redeemed at their liquidation value.

182. The Individual Defendants' and the Adviser's misconduct was not, and could not have been, an exercise of a good faith and valid business judgment. Rather, as alleged herein, the redemptions were intended to promote the interests of the Adviser and its affiliates, unrelated to the business of the Funds, in other business between the Adviser and its affiliates, on the one hand, and the holders of the ARPS, on the other hand, and to protect the interests of the Adviser

and its affiliates in avoiding writedowns of the value of ARPS and other auction rate securities held by them.

183. The Individual Defendants and the Adviser are liable to the Funds as a result of the acts alleged herein.

COUNT II

Against the Individual Defendants and the Adviser for Waste of Assets of the Funds

184. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

185. The Individual Defendants and the Adviser caused the Funds to redeem the ARPS, which constituted an acquisition of assets (the ARPS) by the Funds using the Funds' assets at prices far in excess of the market value and fair value of the assets. Since the ARPS could not otherwise be sold at their liquidation value, redeeming the ARPS effectively shifted the losses caused by the failed auctions onto the Funds' common shareholders by reducing the net asset value of the Funds and the net asset value per share of their common shares. These actions amount to waste of valuable assets of the Funds in breach of the Defendants' duties owed to the Funds and the common shareholders.

186. The Individual Defendants and the Adviser are liable to the Funds as a result of the actions alleged herein.

COUNT III

Against Nuveen and Madison Dearborn for Aiding and Abetting the Individual Defendants' and the Adviser's Breaches of Fiduciary Duty

187. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

188. As alleged in detail herein, each of the Individual Defendants and the Adviser had a fiduciary duty to, among other things, refrain from unduly benefiting and favoring the ARPS holders and themselves at the expense of the Funds and the Funds' common shareholders.

189. As alleged in detail herein, the Individual Defendants and the Adviser breached their fiduciary duties by, among other things, improperly redeeming the ARPS at their liquidation value, which was at a significant premium to their market value.

190. The Individual Defendants and the Adviser breached their fiduciary duties at the behest of Nuveen and Madison Dearborn in a deliberate course of action designed to divert assets from each of the Funds and their common shareholders to repurchase the ARPS from clients favored by Nuveen and Madison Dearborn at a significant premium to the ARPS' market value.

191. The actions of the Individual Defendants and the Adviser directly benefited Nuveen and Madison Dearborn by helping to retain clients to whom Nuveen and Madison Dearborn wanted to continue providing financial products and services, and thereby continue to generate substantial fees for Nuveen, Madison Dearborn and their affiliates.

192. As a direct and proximate result of Nuveen's and Madison Dearborn's aiding and abetting the breaches of fiduciary duties committed by the Individual Defendants and the Adviser, the Funds have sustained damages, as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

A. Declaring that the Defendants have breached their fiduciary duties owed to the Funds and their common shareholders;

B. Ordering the Defendants not to redeem any ARPS at their liquidation value using Trust assets;

C. Awarding monetary damages against all Defendants, individually, jointly or severally, in favor of the Funds, for all losses and damages suffered as a result of the redemptions of ARPS at their liquidation value;

D. Awarding the Plaintiffs the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby request a trial by jury.

Dated: July 27, 2010

LASKY & RIFKIND, LTD.
Leigh Lasky
Norman Rifkind
Amelia S. Newton
Heidi VonderHeide

350 N. LaSalle
Suite 1320
Chicago, IL 60610
Tel: (312) 634-0057
Fax: (312) 634-0059

BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
Lee D. Rudy
Michael J. Hynes
Eric L. Zagar
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiffs